File No. 70-

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                             FORM U-1

                   APPLICATION AND DECLARATION

                            UNDER THE

            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                       TUC HOLDING COMPANY
                           Energy Plaza
                        1601 Bryan Street
                       Dallas, Texas  75201

           (Name of companies filing this statement and address of principal executive offices)


                               None

             (Name of top registered holding company
              parent of each applicant or declarant)


     Robert A. Wooldridge, Esq.                   Erle Nye
     Worsham, Forsythe & Wooldridge, L.L.P.       President and
Chief Executive
     Energy Plaza, 30th FLoor                Texas Utilities
Company
     1601 Bryan Street                       Energy Plaza
     Dallas, Texas  75201                    1601 Bryan Street
                                        Dallas, Texas  75201


             (Name and address of agents for service)

          The Commission is requested to mail copies of all orders, notices and communications to:


                      Douglas W. Hawes, Esq.
              LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                       125 West 55th Street
                 New York, New York  10019-4513



                        TABLE OF CONTENTS

                                                             Page


Item 1    DESCRIPTION OF PROPOSED TRANSACTION . . . . . . . .   2
     A.   Description of the Parties  . . . . . . . . . . . .   2
          1.  TUC . . . . . . . . . . . . . . . . . . . . . .   2
          2.  ENSERCH . . . . . . . . . . . . . . . . . . . .   5
          3.  The Company . . . . . . . . . . . . . . . . . .   8
     B.   Description of the Mergers  . . . . . . . . . . . .   9
          1.  Background of the Mergers . . . . . . . . . . .   9
          2.  The Merger Agreement  . . . . . . . . . . . . .  15

Item 2    FEES, COMMISSIONS AND EXPENSES  . . . . . . . . . .  20

Item 3    APPLICABLE STATUTORY PROVISIONS . . . . . . . . . .  20
          1.   Section 10(b)  . . . . . . . . . . . . . . . .  22
               a.   Section 10(b)(1)  . . . . . . . . . . . .  22
               b.   Section 10(b)(2) -- Fairness of
                    Consideration . . . . . . . . . . . . . .  35
               c.   Section 10(b)(2) -- Reasonableness of
                    Fees  . . . . . . . . . . . . . . . . . .  38
               d.   Section 10(b)(3)  . . . . . . . . . . . .  40
          2.   Section 10(c)  . . . . . . . . . . . . . . . .  43
               a.   Section 10(c)(1)  . . . . . . . . . . . .  44
               b.   Section 10(c)(2)  . . . . . . . . . . . .  68
          3.   Section 3(a)(1)  . . . . . . . . . . . . . . .  74

Item 4    REGULATORY APPROVALS  . . . . . . . . . . . . . . .  76
     A.   Antitrust . . . . . . . . . . . . . . . . . . . . .  77
     B.   Texas Public Utility Regulation . . . . . . . . . .  78
     C.   Other Federal Regulations . . . . . . . . . . . . .  78

Item 5    PROCEDURES  . . . . . . . . . . . . . . . . . . . .  78

Item 6    EXHIBITS AND FINANCIAL STATEMENTS . . . . . . . . .  79
     A.   Exhibits  . . . . . . . . . . . . . . . . . . . . .  79
     B.   Financial Statements  . . . . . . . . . . . . . . .  81

Item 7    INFORMATION AS TO ENVIRONMENTAL EFFECTS . . . . . .  81


Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding

Company Act of 1935 (the "Act"), TUC Holding Company, a Texas

corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") authorize the

acquisition, as described herein, of all of the issued and

outstanding common stock of (i) Texas Utilities Company, a Texas corporation ("TUC"), and a holding company with two subsidiaries that are electric utility companies, as defined in Section

2(a)(3) of the Act, and (ii) ENSERCH Corporation, a Texas

corporation ("ENSERCH"), which, among other things, operates as a gas utility company as defined in Section 2(a)(4) of the Act, all pursuant to the terms of the Amended and Restated Agreement and

Plan of Merger (the "Merger Agreement") dated as of April 13,

1996, by and among TUC, ENSERCH, and the Company, which is fifty percent owned by TUC and fifty percent owned by ENSERCH.  The

Merger Agreement provides for the Merger of TUC Merger Corp., a wholly owned subsidiary of the Company, with and into TUC, with

TUC to be the surviving corporation (the "TUC Merger"), and

ENSERCH Merger Corp., a wholly owned subsidiary of the Company,

with and into ENSERCH with ENSERCH to be the surviving

corporation (the "ENSERCH Merger," together with the TUC Merger,

the "Mergers").  As a result of the Mergers, TUC and ENSERCH will become wholly owned subsidiaries of the Company and the Company will change its name to Texas Utilities Company.  The Company also hereby requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act declaring it exempt it from all provisions of the Act except Section 9(a)(2) following

consummation of the Mergers.



Item 1DESCRIPTION OF PROPOSED TRANSACTION

A.Description of the Parties

1.  TUC

TUC was organized in 1945 and is currently a public utility

holding company exempt from all provisions of the Act except

Section 9(a)(2) by order of the Commission under Section

3(a)(1).<F1>  TUC owns all of the issued and outstanding

          ____________________

          <F1> Texas Utilities Company, HCAR No. 9786 (April 5, 1950);
               Texas Utilities Company, HCAR No. 25826 (June 15, 1993).


common stock of two public utility companies as defined under the

Act:  (i) Texas Utilities Electric Company ("TU Electric"), a

Texas corporation engaged in the generation, purchase,

transmission, distribution and sale of electric energy in the north central, eastern and western parts of Texas, an area with a population estimated at 5,280,000, and (ii) Southwestern Electric

Service Company ("SESCO"), a Texas corporation engaged in the purchase, transmission, distribution and sale of electric energy in ten counties in the eastern and central parts of Texas with a population estimated at 125,000.  TU Electric and SESCO are each subject to regulation as a public utility with respect to retail electric rates and other matters by the Public Utility Commission of Texas (the "PUCT") and by certain municipalities with regard to their rates.  In addition, TU Electric is subject to

regulation by the Nuclear Regulatory Commission (the "NRC") under the Atomic Energy Act of 1954, as amended, in connection with its ownership of the Comanche Peak nuclear generating facility.

          TUC's non-utility subsidiaries, all of which are Texas

corporations unless otherwise indicated,  are as follows:

               (a)  Texas Utilities Australia Pty. Ltd., an

Australian limited liability company ("TU Australia") in 1995 acquired the common stock of Eastern Energy Limited, a foreign utility company as defined in Section 33 of the Act, which is engaged in the purchase, distribution and sale of electric energy to approximately 475,000 customers in the area of Melbourne,

Australia.  Eastern Energy is subject to regulation by the Office of the Regulator General of the State of Victoria;

               (b)  Texas Utilities Fuel Company ("Fuel Company")

owns a natural gas pipeline system, acquires, stores and delivers fuel gas and provides other fuel services at cost for the

generation of electric energy by TU Electric;

               (c)  Texas Utilities Mining Company owns, leases

and operates fuel production facilities for the surface mining and recovery of lignite at cost for the generation of electric energy by TU Electric;

               (d)  Texas Utilities Services Inc. ("TU Services")

provides financial, accounting, information technology, customer service, procurement, personnel and other administrative services at cost to TUC system companies.  TU Services acts as transfer agent, registrar and dividend paying agent with respect to the common stock of TUC and the preferred stock and preferred

securities of TU Electric, and as agent for participants under

TUC's Automatic Dividend Reinvestment and Common Stock Purchase

Plan;

               (e)  Texas Utilities Properties Inc. owns, leases

and manages real and personal properties, primarily TUC's

corporate headquarters;

               (f)  Texas Utilities Communications Inc., a

Delaware corporation ("TU Communications"), was organized to provide access to advanced telecommunications technology,

primarily for the TUC system's expected expansion of the energy services business;

               (g)  Basic Resources Inc. was organized for the

purpose of developing natural resources, primarily energy sources and other business opportunities; and

               (h)  Chaco Energy Company is a New Mexico

corporation which currently leases extensive coal reserves in that State.


               The common stock, without par value, of TUC ("TUC

Common Stock") is listed on the New York Stock Exchange ("NYSE"),

the Chicago Stock Exchange and the Pacific Stock Exchange.  As of

March 31, 1996, there were 225,841,037 shares of TUC Common Stock outstanding.

               For the year ended December 31, 1995, TUC's

operating revenues on a consolidated basis were approximately

$5.64 billion, of which approximately $5.61 billion was derived from TU Electric's and SESCO's electric operations.  Consolidated assets of TUC and its subsidiaries at December 31, 1995 were approximately $21.5 billion, of which approximately $17.7 billion consists of identifiable utility property, plant and equipment.

               A more detailed summary of information concerning

TUC and its subsidiaries is contained in TUC's Annual Report on

Form 10-K for the year ended December 31, 1995 and TUC's

Quarterly Reports on Form 10-Q for the quarters ended March 31,

1996 and June 30, 1996, which are incorporated herein by

reference as Exhibits H-1, H-3 and H-5, respectively.

               2.  ENSERCH

          ENSERCH, an integrated company focused on natural gas,

is the successor to a company organized in 1909 for the purpose of providing natural-gas service to north Texas.  Through its

Lone Star Gas Company division ("Lone Star"), ENSERCH is a gas utility company that purchases and distributes natural gas to over 1.3 million residential, commercial, industrial and

electric-generation customers in approximately 550 cites and towns, including the Dallas/Fort Worth Metroplex.  Lone Star is subject to regulation with respect to rates charged to customers for gas delivered outside incorporated cities and towns and with respect to certain other corporate matters by the Texas Railroad

Commission (the "Railroad Commission").  Rates within

incorporated cities and towns in Texas are subject to the

original jurisdiction of the local city council with appellate review by the Railroad Commission.  Lone Star also provides

consulting services with respect to gas distribution.

          ENSERCH's non-utility operations are as follows:

               (a)  Enserch Exploration, Inc. ("EEX"), 83.4% of

whose outstanding common stock is currently directly or

indirectly owned by ENSERCH, is engaged in the exploration for,

and the development, production and sale of, natural gas and crude oil.  Pursuant to the terms of the Preliminary Merger and the Distribution (as described below), EEX will not become part of the TUC holding company system;

               (b)  Lone Star Energy Company ("LSEC") and its

wholly-owned subsidiary Lone Star Energy Plant Operations, Inc.

("LSEPO"), both Texas corporations wholly-owned by ENSERCH, are engaged in the compressed natural gas business and own and

operate four thermal energy plants providing heating and cooling to institutional customers.  Prior to the consummation of the

Mergers, LSEC will be liquidated and, pursuant to the terms of the Preliminary Merger and the Distribution (as described below),

LSEPO, the successor to EEX, will be spun-off such that neither

LSEC nor LSEPO will become part of the TUC holding company

system;

               (c)  Lone Star Pipeline Company, a division of

ENSERCH, owns a natural gas pipeline in Texas and is engaged in the gathering, processing and marketing of natural gas.  Lone

Star Pipeline is regulated with respect to gas transportation rates by the Railroad Commission;

               (d)  Enserch Processing Company, a division of

ENSERCH, is engaged in the processing of natural gas for the recovery of natural gas liquids;

               (e)  Enserch Energy Services, Inc., a wholly-owned

subsidiary of ENSERCH, is a marketer of natural gas and natural gas services primarily in the northeast, midwest and west coast;

               (f)  Enserch Development Corporation is a division

of ENSERCH which is engaged in development activities relating to independent electric power generation projects, and;

               (g)  Fleet Star of Texas, L.C. ("Fleet Star") and

TRANSTAR Technologies, Inc. ("TRANSTAR"), both of which are 50%

owned by ENSERCH, are engaged in compressed natural gas

businesses.  Fleet Star owns public natural gas fueling stations and TRANSTAR provides turnkey natural gas vehicle conversions and related services.

          The common stock, currently par value $4.45 per

share,<F2> of ENSERCH ("ENSERCH Common Stock")is listed on

          ____________________

          <F2> In order to facilitate the Distribution, ENSERCH is asking for shareholder approval to change the par value of the ENSERCH Common Stock to $.01 per share.


the NYSE, the Chicago Stock Exchange and the London Stock

Exchange.  As of March 15, 1996, there were 68,626,602 shares of

ENSERCH Common Stock outstanding.

          For the year ended December 31, 1995, ENSERCH's

operating revenues on a consolidated basis were approximately

$1.9 billion, of which approximately $887 million was

attributable to natural gas distribution activities and

approximately $220 million to oil and gas exploration and

production.  Consolidated assets of ENSERCH and its subsidiaries at December 31, 1995 were $3.4 billion, of which approximately

$948 million consists of gas distribution property, plant and equipment and $2.6 billion consists of oil and gas exploration and production property, plant and equipment.

          A more detailed summary of information concerning

ENSERCH and its subsidiaries is contained in ENSERCH's Annual

Report on Form 10-K for the year ended December 31, 1995 and

ENSERCH's Quarterly Reports on Form 10-Q for the quarters ended

March 31, 1996 and June 30, 1996 which are incorporated herein by reference as Exhibits H-2, H-4 and H-6, respectively.

               3.  The Company

          The Company was formed under the laws of Texas to

become a holding company for TUC and ENSERCH following the

Mergers and for the purpose of facilitating the Mergers.  The

Company's authorized capital stock will consist of 500,000,000 shares of common stock, without par value (the "Company Common

Stock"), and 50,000,000 shares of preferred stock, $25 par value

per share.   The Company will have no operations prior to the

Mergers other than those contemplated by the Merger Agreement to accomplish the Mergers.  Prior to the Mergers, the Company will form the following two wholly owned subsidiaries:

          a.  TUC Merger Corp. will be formed as a Texas

corporation solely for the purpose of facilitating the TUC

Merger.  TUC Merger Corp. will not have any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the TUC Merger.

          b.  ENSERCH Merger Corp. will be formed as a Texas

corporation solely for the purpose of facilitating the ENSERCH

Merger.  ENSERCH Merger Corp. will not have any operations other than the activities contemplated by the Merger Agreement

necessary to accomplish the ENSERCH Merger.

          B.   Description of the Mergers

               1.  Background of the Mergers

          During the early 1990's, management of ENSERCH in its

continuing efforts to enhance shareholder value developed a plan to establish ENSERCH as an integrated natural gas company engaged in natural gas and oil exploration and production, natural gas pipeline transmission, natural gas gathering, natural gas liquids processing, natural gas marketing, natural gas distribution and electric power generation.  In furtherance of this objective,

several non-core businesses were divested and EEX was converted from a partnership into a corporation.  Internal organization changes were also undertaken to sharpen the focus of the business units.  Despite these changes, management continued to believe that ENSERCH's share price did not fully reflect its underlying values, and was concerned that ENSERCH's capitalization

restricted its ability to finance investment needed to support ongoing activities and to take full advantage of available

opportunities without impairing the rating of its public debt.

Management was also monitoring the trends toward consolidation in the electric utility industry, vertical integration in the

natural gas industry, and the potential for consolidation and integration of the natural gas and electric utility industries.

               On November 29, 1995, Mr. Erle Nye, President and

Chief Executive of TUC, informally approached Mr. David W.

Biegler, Chairman, President and Chief Executive Officer of

ENSERCH, following a Dallas Chamber of Commerce meeting, to

discuss trends in the natural gas and electric utility industries and public speculation concerning the future of ENSERCH.  Mr. Nye indicated that TUC would be interested in discussing the

possibility of a business combination with ENSERCH and/or Mr.

Biegler's joining TUC management.

               Between November 1995 and January 1996, ENSERCH

management continued to evaluate various strategic alternatives.

ENSERCH management also had internal discussions regarding

ENSERCH's financial performance and prospects and the

developments in the electric and gas utility industries.  ENSERCH management continued to believe that ENSERCH's share price did not fully reflect its underlying values, including the value of its investment in EEX, despite the public offering of EEX Common

Stock in September 1995.  In January 1996, ENSERCH management determined to explore more intensively potential strategic

alternatives.  During the same period, Mr. Nye considered further the possibility of a transaction with ENSERCH, sought advice from

TUC's regular corporate counsel, Worsham, Forsythe & Wooldridge,

L.L.P., and contacted the investment banking firm of Barr Devlin

& Co. Incorporated ("Barr Devlin") to provide assistance.

               At a meeting on January 25, 1996, Mr. Biegler

informed Mr. Nye of his intention to recommend to the ENSERCH

Board a process to better define a strategic plan for ENSERCH.

Mr. Biegler indicated that he expected business combinations would be among the alternatives considered.  Mr. Nye made it clear at this meeting that TUC had no interest in EEX and,

therefore, any transaction TUC might propose should not include

ENSERCH's ownership interest in EEX.  ENSERCH management engaged

Covington & Burling, which had acted as counsel to ENSERCH for many years, to advise it in connection with the development of the plan.  On or about February 1, 1996, Deloitte & Touche

Consulting Group was retained by TUC to assist management in its identification of potential synergies that might be realized from a possible transaction with ENSERCH.

               On February 15, 1996, Mr. Biegler telephoned Mr.

Nye to inform him of the decision of the ENSERCH Board at its meeting on February 13, 1996 to commence a process which could lead to consideration of possible business combinations and that

Morgan Stanley would be engaged as ENSERCH's financial advisor for this purpose.  Mr. Nye indicated that TUC remained interested in considering making a proposal and would begin to finalize its evaluation.

               On February 16, 1996, the TUC Board met for its

regular quarterly board meeting at which representatives of

Worsham, Forsythe & Wooldridge, L.L.P., and Barr Devlin were in attendance and discussed various matters related to a possible transaction with ENSERCH.  Possible corporate structures for a transaction, required approvals, strategic rationale, ENSERCH and its operations, and preliminary financial analyses were

discussed.  TUC's management, with the assistance of Deloitte &

Touche Consulting Group, also discussed with the Board

management's preliminary view of potential synergies resulting from a possible transaction.  On several occasions between

February 16 and February 24, Mr. Biegler and Mr. Nye spoke by telephone about the process by which the two companies would consider a business combination proposal.  During the month of

March 1996, the special committee of the ENSERCH Board (the

"ENSERCH Special Committee"), which was established to develop a strategic plan for ENSERCH, met twice to discuss the strategic alternative available to ENSERCH.

               On March 1, 1996, TUC formally retained Barr

Devlin as its financial advisor with respect to a prospective transaction.  On March 14, 1996, TUC retained the firms of

LeBoeuf, Lamb, Greene & MacRae, L.L.P. and Reid & Priest LLP to

provide additional legal assistance and tax advice.  On March 19,

1996, Morgan Stanley began discussions with Barr Devlin.  The preliminary discussions focused on confirming the general views of the principals and negotiation of a confidentiality agreement.

On March 20, 1996, ENSERCH and TUC executed a confidentiality agreement in which TUC undertook to keep confidential all

information provided by ENSERCH in connection with TUC's review of a possible transaction.  TUC also agreed not to make any offer regarding a possible business combination or to participate in any proxy solicitation involving ENSERCH without the prior

written consent of the ENSERCH Board.

               At ENSERCH's regular Board Meeting on March 26,

1996, Mr. Biegler and the ENSERCH Special Committee reported to the ENSERCH Board on the status of the activities of the ENSERCH

Special Committee and Morgan Stanley.  Following the ENSERCH

Board meeting, in a discussion with one of the directors, Mr.

Biegler learned that another company had a possible interest in a business combination with ENSERCH.  The chairman of the other company subsequently telephoned to request a meeting with Mr.

Biegler, which was scheduled for April 9, 1996.

               At a meeting on March 27, 1996, Mr. Biegler

advised Mr. Nye of the possible interest by the other company.

Mr. Nye reported that he had heard rumors of the other company's interest in ENSERCH and stated that TUC would not look favorably upon a bidding contest.  Mr. Nye expressed willingness to devote additional resources to consideration of a possible business combination with ENSERCH.

               ENSERCH retained additional outside counsel to

assist it in connection with a possible business combination --

Skadden, Arps, Slate, Meagher & Flom; Jackson & Walker, L.L.P.,

and King & Spalding.  TUC retained S. S. Swiger, a former officer and controller of TUC, to provide further assistance on financial and accounting matters.

               The ENSERCH Special Committee met again on April

4, 1996 with Mr. Biegler and other senior officers of ENSERCH.

Mr. Biegler reported on the status of the discussions with TUC and the upcoming meeting with the chairman of the other company.

During this period Morgan Stanley and Barr Devlin were discussing valuation of ENSERCH and certain other issues relating to the feasibility of a combination.  Between March 27 and April 4,

1996, Mr. Biegler and Mr. Nye spoke several times to discuss facilitating TUC's preliminary due diligence investigation of

ENSERCH but did not discuss substantive terms of a transaction.

               On April 4 and 5, 1996, members of management of

ENSERCH and TUC met to respond to TUC's questions arising from its preliminary due diligence investigation.  The prospects for the various ENSERCH businesses and issues pertinent to each were discussed.  At this same time Morgan Stanley and Barr Devlin shared their views on valuation parameters.  On April 5, 6 and 8,

1996, Morgan Stanley met with senior ENSERCH management to

discuss issues relating to a possible combination with TUC.

               On April 9, 1996, Mr. Biegler met with the

chairman of the other company.  The trends in the electric and gas utility industries were discussed.  The other chairman

indicated interest in discussing a negotiated business

combination with ENSERCH provided EEX was first divested, but presented no offer.  Mr. Biegler indicated he was not in a

position to provide any information and could make no

commitments, but he would respond in due course.  Mr. Biegler reported this meeting to the ENSERCH Special Committee and the

ENSERCH Board.

               On April 9, 1996, a special meeting of the Board

of Directors of TUC regarding the proposed acquisition took

place, at which Mr. S.S. Swiger and representatives of Worsham,

Forsythe & Wooldridge, LLP, Deloitte & Touche Consulting Group

and Barr Devlin were present.  Items discussed included the

strategic benefits of a gas company acquisition, the history and background of ENSERCH, an overview of ENSERCH's businesses, a description of the potential transaction, financial and synergy analyses, evaluations based on a discounted cash flow analysis,

market valuation of similar companies, and a range of potential purchase prices.  Barr Devlin provided an oral opinion on the range of conversion ratios that would be fair from a financial point of view to TUC and the holders of TUC Common Stock.  Mr.

Nye later agreed upon a conversion ratio with ENSERCH within the range discussed by Barr Devlin.  At such meeting, the Board, by resolution, authorized Mr. Farrington, the Chairman of TUC, and

Mr. Nye to enter into the transaction if a price in the

recommended range would be accepted by ENSERCH.

               The ENSERCH Special Committee, senior management

of TUC and ENSERCH and the representatives of TUC and ENSERCH met numerous times over the first two weeks of April 1996 to discuss potential terms of the proposed transaction.  On April 13, 1996,

the ENSERCH Board met and approved the Merger Agreement and the

Merger Agreement was signed.  On April 15, 1996, the Merger

Agreement was publicly announced.

               2.  The Merger Agreement

               The Merger Agreement provides that TUC and ENSERCH

shall cause the Company to form two subsidiaries, TUC Merger

Corp. and ENSERCH Merger Corp.  TUC Merger Corp. shall be merged with and into TUC, with TUC as the surviving corporation and

ENSERCH Merger Corp. shall be merged with and into ENSERCH, with

ENSERCH as the surviving corporation.  As a result of the

Mergers, TUC and ENSERCH will become subsidiaries of the Company,

and TUC would become an intermediate holding company over TU

Electric and SESCO.  The Merger Agreement is incorporated herein by reference as Exhibit B-1.  In the Mergers:

          Each issued and outstanding share of TUC Common Stock

          (other than any shares of TUC Common Stock owned by

          TUC, any subsidiary of TUC, ENSERCH or any subsidiary

          of ENSERCH, all of which will be cancelled without

          consideration and will cease to exist), will be

          converted into one share of Company Common Stock.

          Each issued and outstanding share of ENSERCH Common

          Stock, together with the associated rights (the

          "ENSERCH Rights") to purchase, in certain specified

          circumstances, interests in ENSERCH voting preference

          stock or, in other specified circumstances, shares of

          ENSERCH Common Stock, pursuant to the terms of the

          Rights Agreement between ENSERCH and Harris Trust

          Company of New York, as Rights Agent thereunder, dated

          as of March 26, 1996 (other than any shares of ENSERCH

          Common Stock owned by ENSERCH, any subsidiary of

          ENSERCH, TUC or any subsidiary of TUC, all of which

          will be cancelled without consideration and will cease

          to exist), will be converted into that number of shares

          of Company Common Stock obtained by dividing $8.00 by

          the average closing sales price of TUC Common Stock as

          reported on the New York Stock Exchange Consolidated

          Transactions Tape on each of the 15 consecutive trading

          days preceding the fifth trading day prior to the

          consummation of the Mergers (the "Average TUC Price");

          provided, however, in no event will the Average TUC

          Price be deemed to be less than $35.625 or more than

          $43.625.

          Each share of capital stock of the Company issued and

          outstanding immediately prior to the Mergers will be

          cancelled without consideration and will cease to

          exist.

          Upon consummation of the Mergers, each certificate

representing shares of TUC Common Stock or ENSERCH Common Stock issued and outstanding prior to the Mergers will represent

instead, in the case of TUC Common Stock, the shares of, and, in the case of ENSERCH Common Stock, the right to receive the shares of, Company Common Stock (and cash in lieu of a fractional shares if any) into which those issued and outstanding shares will be converted.  The ratio for converting TUC Common Stock into

Company Common Stock is referred to hereinafter as the "TUC

Conversion Ratio," and the ratio for converting ENSERCH Common

Stock into Company Common Stock is referred to hereinafter as the

"ENSERCH Conversion Ratio," together with the TUC Conversion

Ratio, the "Conversion Ratios."  Any shares of the adjustable rate cumulative preferred stock series E and the adjustable rate cumulative preferred stock series F of ENSERCH (the "ENSERCH

Preferred Stock") that remain outstanding at the time of

consummation of the Mergers shall remain outstanding preferred stock of ENSERCH.  The 6 % convertible subordinated debentures due 2002 issued by ENSERCH (the "ENSERCH Convertible Debentures")

outstanding at the time of the Mergers shall remain outstanding convertible debentures of ENSERCH.  ENSERCH shall take such

action as may be necessary so that, after the consummation of the

Mergers, the ENSERCH Convertible Debentures shall be convertible in accordance with their terms only for shares of Company Common

Stock and the Company shall authorize and reserve for issuance,

or otherwise provide, a sufficient number of shares of Company

Common Stock for delivery upon conversion of the then outstanding

ENSERCH Convertible Debentures.  In connection with the Mergers,

the Company will change its name to Texas Utilities Company.

          The Merger Agreement provides that immediately prior to

the consummation of the Mergers, EEX will be merged (the

"Preliminary Merger") with and into LSEPO, which in the

Preliminary Merger will change its name to Enserch Exploration,

Inc. ("New EEX").  Subsequent to the Preliminary Merger and prior to the consummation of the Mergers, ENSERCH will make a pro rata distribution to the shareholders of ENSERCH (the "Distribution")

of all of the outstanding shares of Common Stock of New EEX owned by ENSERCH.  Pursuant to the Distribution, each shareholder of

ENSERCH will receive a distribution of approximately 1.5 shares of New EEX common stock, par value $.01 per share for each one share of ENSERCH common stock held by such shareholder.

          Based upon the Average TUC Price which would have been

applicable had the Mergers been consummated on April 12, 1996 and the number of shares of TUC Common Stock and ENSERCH Common Stock outstanding on such date, each ENSERCH shareholder would have received pursuant to the Mergers 0.20 of a share of Company

Common Stock for each share of ENSERCH Common Stock held by such shareholder and TUC and ENSERCH shareholders would have held approximately 94.3 percent and 5.7 percent, respectively, of the

239,571,542 aggregate number of shares of Company Common Stock that would have been outstanding immediately after consummation of the Mergers.

          The Mergers are subject to customary closing

conditions, including the receipt of the requisite approval of the holders of TUC and ENSERCH Common Stock and all necessary governmental approvals, including approval of the Commission.

          The Mergers are designed to qualify as a tax-free

transactions under Section 351 of the Internal Revenue Code of

1986, as amended (the "IRC").  The Mergers will be accounted for by the purchase method.

          It should also be noted that pursuant to the Stock

Option Agreement dated as of April 13, 1996, by and between

ENSERCH and TUC (the "Stock Option Agreement"), ENSERCH has

granted TUC the right (the "Option"), to purchase, under certain circumstances relating to a Business Combination (as defined in the Stock Option Agreement) proposal by a third party, up to

3,363,570 authorized but unissued shares of ENSERCH Common Stock,

subject to adjustment (which represents 4.9% of the outstanding common stock of ENSERCH on March 31, 1996), at $16.375 per share.

The exercise of the Option is subject to certain conditions set forth in the Merger Agreement relating to Business Combination proposals by third parties and rights of termination.  Because the Option does not create a "present right to vote" it is not a voting security within the meaning of Section 2(a)(17) of the Act and its grant was therefore not jurisdictional under Section

9(a)(2) of the Act.

Item 2    FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses of the Company

expected to be paid or incurred, directly or indirectly, in

connection with the transactions described above are estimated as follows:

     Commission filing fee
     relating to Application
     on Form U-1  . . . . . . . . . . . . . . . . . . . .  $2,000

     Commission filing fee for the
     Joint Proxy/Registration Statement
     on Form S-4  . . . . . . . . . . . . . . . . .  3,412,959.40

     Legal Fees . . . . . . . . . . . . . . . . . . . . . . . . *

     Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . *

               Total  . . . . . . . . . . . . . . . . . . . . . *

     *To be filed by amendment.


Item 3    APPLICABLE STATUTORY PROVISIONS

          The following sections of the Act are directly or

indirectly applicable to the proposed Mergers:  Sections 9(a)(2)

and 10.  To the extent other sections of the Act or the

Commission's rules thereunder are deemed applicable to the

Mergers, such sections and rules should be considered to be set forth in this Item 3.

          Section 9(a)(2) makes it unlawful, without approval of

the Commission under Section 10, "for any person ... to acquire,

directly or indirectly, any security of any public utility

company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."  Because the

Company will, by virtue of the proposed transaction, become an affiliate of TUC and its two public utility subsidiaries, TU

Electric and SESCO, as well as an affiliate of ENSERCH, Section

9(a)(2) requires approval by the Commission of the proposed

transaction under Section 10.  The Company believes that the proposed transaction meets the requirements of Sections 9(a)(2)

and 10.

          In reviewing this transaction, it is important to

remember that, as recognized throughout Commission decisions and in the comprehensive report issued by the Division of Investment

Management in June 1995 entitled "The Regulation of Public-

Utility Holding Companies," (the "Report"), the framers of the

Act understood the need and intended for the Act to be

interpreted in a flexible manner, taking into account changes in the nature of the utility industry over time.<F3>  While the

          ____________________

          <F3> In addition to the Report, see Consolidated Natural Gas
               Company, HCAR No. 26512 (April 30, 1996) (the "CNG Order"); Unitil Corporation, HCAR No. 25524 (Apr. 24, 1992).


parties believe that the requested authorization is well within existing precedent, changes in the industry make the case for the transaction even more compelling.  For example, one change that the Commission has recently explicitly recognized is that "the utility industry is evolving towards a broadly based energy-

related business.<F4>  As will be discussed in greater detail

          ____________________

          <F4> See, CNG Order.  See also, Unitil Corp., HCAR No. 26527 (May
               31, 1996).



below, this fundamental evolution influences not only the

appropriate notion of what a utility system consists of, but also affects the value of benefits gained by becoming a full energy services utility system.

               1.   Section 10(b)

               Section 10(b) provides that, if the requirements

of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

               (1)  such acquisition will tend towards

interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

               (2)  in case of the acquisition of securities or

utility assets, the consideration, including all fees,

commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such

acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility

assets to be acquired or the utility assets underlying the

securities to be acquired; or

               (3)  such acquisition will unduly complicate the

capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

          a.   Section 10(b)(1)

          The Company believes that the Mergers will not tend

towards interlocking relationships or concentrations of control that would be detrimental to the public interest or the interest of investors of consumers because (i) following the Mergers, TU

Electric and SESCO will remain subject to regulation by the PUCT and various municipalities, and Lone Star will remain subject to regulation by the Railroad Commission and various municipalities,

which bodies operate pursuant to regulations specifically

designed to protect the public interest and the interests of consumers, (ii) the combination of Lone Star with the TUC utility system will not increase the size of the system dramatically, and following the Mergers, the Company will be a utility holding company comparable or smaller in size to other utility holding companies that the Commission has approved, (iii) because of the nearly total absence of cross elasticity of demand as explained below, TU Electric and SESCO have few occasions to compete

directly with Lone Star; and TU Electric and SESCO, and Lone

Star, each operate in competitive markets which will not change as a result of the Mergers, (iv) there will be limited

interlocking relations following consummation of the Mergers,

and, (v) as a result of the Mergers, the Company expects to

achieve significant savings and expects to be able to compete more effectively in the evolving utility industry, both of which will benefit consumers and ratepayers and are in the public

interest.

          First, all of the operating utilities will be subject

to regulation with respect to rates and other corporate matters by regulatory bodies in Texas, which function to protect the interest of consumers and the public interest.  TU Electric and

SESCO are currently, and following the Mergers will remain,

subject to the jurisdiction of the PUCT and certain

municipalities with regard to their rates.  In addition, certain corporate activities by TU Electric and SESCO are also, and will remain, subject to regulation by the PUCT.  Lone Star is

regulated by the Railroad Commission and 550 municipalities with respect to its rates and the Railroad Commission also has

jurisdiction over certain corporate activities of ENSERCH.  The level of regulatory authority over ENSERCH and Lone Star will not be affected by the Mergers.<F5>  Indeed, as set forth in

           -------------------------

          <F5> The only area of regulation over the utilities that is likely to be affected by the Mergers is affiliate transactions, since all of the utilities will have new affiliates. Pursuant to Section 5.06 of the Gas Utility Regulatory Act of Texas, in making rate decisions, the Railroad Commission and the municipalities have jurisdiction over, and must consider that:

                    payment to affiliated interests for costs of any services, or any property right or thing or for interest expense may not be used to establish just and reasonable rates for gas utility service ... except to the extent the regulatory authority shall find such payment to be reasonable and necessary for each item or class of items as determined by the regulatory authority.

               Similarly, the PUCT has "jurisdiction over affiliated interests having transactions with public utilities under the jurisdiction of the commission to the extent of access to all accounts and records of such affiliated interests relating to such transactions," (Public Utility Regulatory Act of 1955, Section 1.271) and may take such information into account when setting rates for the electric utilities.


Exhibit D-1 hereto, the principal body with regulatory

jurisdiction over ENSERCH, the Railroad Commission, has indicated

to the Commission that it has no objection to the Mergers, and that it will rely on its existing authority to protect the

interests of ratepayers subject to its jurisdiction.  At a recent conference on industry restructuring, Pat Woods, Chairman of the

PUCT, characterized this transaction as "the wave of the future."

Similarly, in reference to the proposed Merger,  Commissioner

Massey of the Federal Energy Regulatory Commission stated

"[t]his, I'm sure, is just the beginning of mergers such as these between the two industries ... [g]as companies need electric expertise and markets; electric companies need gas expertise and markets."<F6> Judging by the reaction of the key regulatory

           ---------------------------

          <F6> "Commissioners Mull Impact of Electric Rules on Gas", Inside
               FERC, May 6, 1996, p.5.


bodies, it seems clear that the utility system created by the

Mergers is one that regulators believe is becoming more

commonplace and is one that will be subject to multiple forms of regulation, each of which is designed to protect the interests of concerned parties under the Act.

          As mentioned above, the Mergers are not detrimental to

the public interest or the interest of investors or consumers as they will not result in a significant increase in the size of the utility system at issue, and will create a system that is

comparable to other utility systems.  As of June 30, 1996, TUC had assets of $21.6 billion, while for the year ended December

31, 1995, TUC had operating revenues of $5.6 billion and 2.33 million utility customers.  As of June 30, 1996, ENSERCH had assets of $3.4 billion, while for the year ended December 31,

1995, ENSERCH had operating revenues of $1.9 billion, and

approximately 1.28 million utility customers.  On a pro forma basis, giving effect to the distribution, (i) as of June 30,

1996, the combined assets of the Company would have totaled

approximately $24 billion; and (ii) for the year ended December

31, 1995, the Company would have had combined operating revenues would have totaled approximately $7.4 billion and approximately

2.78 million utility customers.<F7>  The Commission has

          ____________________

          <F7> As a result of their overlapping service territory, the combined entity is expected to have only 450,000 additional utility customers added to the number of customers presently served by the TUC system.


approved acquisitions involving similar sized operating utilities

(see Entergy Corp., HCAR No. 25952 (Dec. 17, 1993) approving the acquisition of Gulf States Utilities, with combined assets at time of acquisition in excess of $21 billion; The Southern

Company, HCAR No. 24579 (Feb. 12, 1988) approving the acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion and 3.25 million customers) and has not found the size of other existing holding companies of similar size to be problematic.<F8>


           ---------------------------

          <F8> The Southern Company System, for example, has assets of approximately $27 billion and revenues of approximately $8.3 billion, while American Electric Power has assets of approximately $15.7 billion, revenues of approximately $5.5 billion and approximately 2.9 million utility customers. Entergy, which as a result of its acquisition of Gulf States Utilities Company provides service in the State of Texas, currently has approximately 2.4 million utility customers.


          The Mergers will not have a detrimental effect on

competition in Texas.  After the Mergers, the TUC companies and

Lone Star will operate in the same competitive environments in which they operate today, for several reasons.

          First, there is little substitution between gas and

electricity as energy sources in most industrial and commercial applications.  Technically, gas cannot be substituted for

electricity on an instantaneous basis because most industrial and commercial processes are energy-specific.  Thermal processes most often employ natural gas, while motor and machine driven

processes employ electricity.  Where an industrial or commercial application permits the use of either fuel, the substitution of one fuel for another requires equipment investment and other expense that does not allow substitution in response to small but significant price changes.  Most often, the choice of fuel is dictated by numerous considerations in addition to fuel prices,

such as quality control, safety and environmental concerns.

          The limited substitutability between gas and

electricity in industrial and commercial settings is evident from the following:

     In the first seven months of 1996, for example, TU Electric identified revenues equal to only 0.18% of its $3.1 billion in 1995 sales to non-residential customers to be at risk

     from natural gas competition.

     Eighty percent of the industrial consumption of natural gas in the South Census Region is used for process heat and as boiler fuel, while less than 10% of industrial consumption of electricity in this Region is used for process heat.

          Eighty-five percent of the electricity consumed by

          industrial customers in TU Electric s service area is

          used for machine drive, lighting, electrotechnology and

          space cooling.  There is virtually no gas substitution

          for lighting, electrotechnology and space cooling; and

          only 3% of gas consumption by industrial customers is

          used for machine drive.

          Gas is not a substitute for electricity in 85-90% of

          the electricity sales made to commercial customers.

          Lighting, office equipment, motors and refrigeration

          account for almost 46% of TU s electricity sales to

          commercial end-users.  Natural gas is not a substitute

          for commercial lighting or office equipment

          applications, and is only rarely used in commercial

          motors and refrigeration.  Space cooling accounts for

          41% of TU s sales to commercial customers.  Only 1.9%

          of TU s non-residential customers use natural gas for

          space cooling.

          Gas and electricity may be substituted in commercial

          space heating, water heating and cooking, which

          constitute only 10% of TU Electric s commercial

          electricity sales.  However, because product choice is

          made in connection with equipment installation or

          replacement, small but significant changes in price

          result in only limited product substitution.

          For residential users, natural gas cannot be

substituted for electricity in cooling, lighting, refrigeration,

and most household appliances.  The amount of fuel used for

residential cooking is very small, and the choice of equipment tends to be dictated by personal preference rather than by fuel price.  Residential customers choose fuel sources for heating based on many factors, including equipment prices, reliability,

service, the size of the home, perceptions of energy efficiency and matters of comfort, convenience and aesthetics, not on

relative fuel prices.

          Second, electric rates in Texas are regulated and set

by the PUCT.  Gas rates, on the other hand, are set by the

Railroad Commission or by the municipalities served.  Ample

regulatory authority exists to protect against any possible

abuse, including any discriminatory or anticompetitive behavior.

          Third, the TUC companies do not have exclusive

franchises in all parts of their service territories. Non-

investor-owned electric utilities in Texas, primarily organized as rural cooperatives, hold certificates of convenience and

necessity in areas overlapping the certificated service areas of the State s investor-owned utilities.  A number of these electric entities compete directly with the TUC system.  In significant areas within the TUC companies  retail service territories, other suppliers are also certificated to provide electric service.

Approximately 45 other electric suppliers hold certificates of convenience and necessity for areas that overlap portions of TU

Electric s service territory.  Competition from other providers of electric power, not from providers of natural gas, represents the market constraint on the price of electricity.

          For example, while a residential customer can use

natural gas for only limited applications, such as heating and cooking, an electric supplier that competes with one of the TUC companies is in a position to capture the residential customer's entire household load.  In the case of a multiple home

development, a competing electric cooperative can win the load of the entire development from the TUC companies.  Approximately 30 percent of new residential lots developed in TU Electric s

service territory are in multi-certificated areas.  Because TU

Electric applies the same rate schedules to its entire

residential customer base, it would run the risk of losing

significant load in these multi-certificated areas if it sought to impose an increase in rates in singly-certificated areas.

          Fourth (and conversely), there is competition in the

retail market for industrial and commercial customers of natural gas in Texas,  both because natural gas utilities in Texas do not have exclusive territories, and because gas is transported in

Texas on an open-access basis.  There are at least 56 other gas delivery systems or marketers in Lone Star s service area.

Suppliers of natural gas in Texas must also compete with other fossil fuels, including oil, propane, coal, and petroleum coke,

which can be employed in some of the thermal applications for which natural gas is used.

          There are over 140 intrastate gas pipeline operators

doing business in Texas. Any pipeline company with transmission lines moving through a Lone Star service area can construct

delivery lines to connect with industrial customers in a short span of time.  There are no regulatory hurdles to constructing intrastate pipelines in Texas, since, generally, the only

prerequisite to the construction of new facilities is the

purchase of a right-of-way.  The relatively flat geographic

terrain of the TUC companies  service territories also poses few obstacles to pipeline construction.

          In addition, most pipelines in Texas, including Lone

Star, transport gas for their industrial and commercial customers on an open access basis, which effectively permits retail

competition for these customers by pipelines, gas marketers,

brokers, producers, as well as the local distribution companies.

These customers can purchase gas from as many as 600 independent marketing companies which currently participate in the expanding spot market.

          Following the Mergers, the TUC companies will face the

same competitive forces from other electric suppliers as prior to the Mergers, just as Lone Star will face the same competitive forces it faces today.  Because these utilities  competitive behavior is shaped by competition with their respective energy peers,  and because the TUC companies and Lone Star rarely

engage in direct competition in any event, the Mergers will have no adverse effect on competition in a manner or to an extent detrimental to the public interest or the interests of investors or consumers.

          The Commission should also note that TUC and ENSERCH

filed Premerger Notification and Report Forms on July 1, 1996 with the Antitrust Division of the Department of Justice (the  DOJ)

and the Federal Trade Commission pursuant to the Hart-Scott-Rodino

Act (the  HSR Act ).  DOJ requested additional information from both TUC and ENSERCH.  The parties have complied with these

requests.  The applicable waiting periods under the HSR Act

expired on October 17.

          With regard to interlocking relations, any merger, by

its nature, results in new links between theretofore unrelated companies.  However, these links are not the types of

interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.  Although the Merger Agreement does not make any provision with regard to the senior management of the

Company following the Mergers, it is expected that the Company's board of directors will consist of those members of the TUC board serving as such at the consummation of the Mergers and that the

Company's management will be identical to the management of TUC upon the consummation of the Mergers, except that David W.

Biegler, who will remain Chief Executive Officer and President of

ENSERCH, will also become an officer of the Company, reporting directly to the chief executive of the Company and William T.

Satterwhite, Senior Vice-President and General Counsel of ENSERCH will become an officer of the Company.  Michael E. Rescoe, the Senior

Vice-President, Finance and Chief Financial Officer of ENSERCH,

will become an officer of TU Services.  This combination of

existing TUC and ENSERCH management is necessary to integrate

ENSERCH fully into the TUC system, will help the Company realize the expected synergies from the Mergers and will therefore be in the public interest and the interests of investors and consumers.

Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1).

          Finally, Section 10(b)(1) is intended to avoid "an

excess of concentration and bigness" while preserving the

"opportunities for economies of scale, the elimination of

duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations"

afforded by the coordination of local utilities into an

integrated system.  American Electric Power Co., 46 SEC 1299,

1309 (1978).  In applying Section 10(b)(1) to utility

acquisitions, the Commission must determine whether the

acquisition will create "the type of structures and combinations at which the Act was specifically directed."  Vermont Yankee

Nuclear Corp., 43 SEC 693, 700 (1968).  As discussed below, the

TUC-ENSERCH strategic alliance will not create a "huge, complex,

and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers.  American Electric Power Co.,

46 SEC 1299, 1307 (1978).  More recent pronouncements of the

Commission confirm that size alone is not determinative.  Thus,

in Centerior Energy Corp., HCAR No. 24073 (April 29, 1986), the

Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone."  In addition, in its the Report, the Division recommended that the Commission approach its analysis on merger and

acquisition transactions in a flexible manner with emphasis on whether the Merger creates an entity subject to effective

regulation and is beneficial for shareholders and customers, as opposed to focusing on rigid, mechanical tests.<F9>

          -------------------

          <F9> Report at 73-4.


          By virtue of the Mergers, the Company will be in a

position to realize the "opportunities for economies of scale,

the elimination of duplicate facilities . . . and generally more efficient operations" described by the Commission in American

Electric Power Co. 46 SEC 1299, 1309.  Among other things, the

Mergers are also expected to create significant operational and administrative economies and efficiencies through combined meter reading, meter testing and billing operations as well as customer service operations, savings in facility maintenance and emergency work coordination, and other administrative and general savings.

In addition, as a result of the Mergers, the Company is expected to be better positioned to remain competitive as the utility industry evolves. These factors should prove beneficial to the interests of investors and consumers as well as the public

interest in general.  These expected economies and efficiencies from the combined operations of TUC and ENSERCH, as well as the competitive position of the Company in the future, are described in greater detail under Item 3.2 below.

          For these reasons, the Mergers will not "tend toward

interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

          b.   Section 10(b)(2) -- Fairness of Consideration

          Section 10(b)(2) requires the Commission to determine

whether the consideration to be given to the holders of TUC

Common Stock and ENSERCH Common Stock in connection with the

Mergers is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets

underlying the securities being acquired.  In its determinations as to whether or not a price meets such standard, the Commission has considered whether the price was decided as the result of arms length negotiations,<F10> whether each parties' Board

          ____________________


          <F10>     In the Matter of American Natural Gas Company, HCAR No.
                    15620 (Dec. 12, 1966).



of Directors has approved the purchase price,<F11> the

           -------------------

          <F11>     Consolidated Natural Gas Company, HCAR No. 25040 (Feb.
                    14, 1990).


opinions of investment bankers<F12> and the earnings,

           -------------------

          <F12>     Id.
                    __



dividends, book and market value of the shares of, the company to be acquired.<F13>

          -------------------

          <F13>     In the Matter of Northeast Utilities, HCAR No. 15448
                    (Apr. 13, 1966).


          The fairness of the consideration involved in the

Mergers is thus evidenced by the fact that the Conversion Ratios are the product of extensive and vigorous arms-length

negotiations between TUC and ENSERCH and the Merger Agreement was approved by the Boards of Directors of TUC and ENSERCH acting in accordance with their fiduciary duties to shareholders.  These negotiations were preceded by thoughtful analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies and involved careful due diligence by both parties.  See Company Registration Statement on Form S-4

(incorporated by reference as Exhibit C-1 hereto).

          In addition, nationally-recognized investment bankers

for each of TUC and ENSERCH have reviewed extensive information concerning the companies and analyzed the respective Conversion

Ratios employing a variety of valuation methodologies, and have opined that the TUC Conversion Ratio is fair, from a financial point of view, to the holders of TUC Common Stock and that the

ENSERCH Conversion Ratio is fair, from a financial point of view,

to the holders of ENSERCH Common Stock.  The TUC investment

bankers' opinion is attached as Annex III to the Company's

Registration Statement on Form S-4 and is described on

pages 40-44 of the Form S-4 (incorporated by reference as

Exhibit C-1 hereto).  The ENSERCH investment bankers' opinion is attached as Annex IV to TUC's Registration Statement on Form S-4

and is described on pages 44-48 of the Form S-4 (incorporated by reference as Exhibit C-2 hereto).

          Finally, a comparative analysis of the values of TUC

Common Stock and ENSERCH Common Stock demonstrates the fairness of the Conversion Ratios.

                              TUC                  ENSERCH

                      High    Low      Divid   High     Low    Divi
                                       ends                    dends

 1993
      First Quarter   $4 3/8  $41 5/8 $ .76  $  19    $  14    $ .05

      Second Quarter   47      44 1/4   .77     19       16      .05

      Third Quarter    49 3/4  45 1/2   .77     22       17 1/2  .05

      Fourth Quarter   47      42 1/4   .77     21 1/4   15 1/2  .05

 1994
      First Quarter   $43 1/8 $36 1/2 $ .77  $  19     $ 12      .05

      Second Quarter   38      29 1/8   .77     15 1/4   12      .05

      Third Quarter    34 1/8  29 5/8   .77     16 1/2   13      .05

      Fourth Quarter   34 1/8  30 3/4   .77     15       12      .05

 1995
      First Quarter   $35     $30 1/8  $.77  $  15     $ 12    $ .05

      Second Quarter   36 1/8  31 5/8   .77     18       14      .05

      Third Quarter    35      32 5/8   .77     18       15      .05

      Fourth Quarter   41 1/4  34 1/4   .77     18       14 1/4  .05

 1996
      First Quarter   $42 7/8 $38 7/8 $ .50  $  16 3/4 $ 14    $ .05

      Second Quarter   42 3/4  38 1/2   .50     22 1/8   15 7/8  .05


          On April 12, 1996, the last full trading day before the

public announcement of the execution and delivery of the Merger

Agreement, the closing price per share on the NYSE Consolidated

Tape of (i) TUC Common Stock was $39.625, (ii) ENSERCH Common

Stock was $16.375 and (iii) common stock of EEX was $10.125,

adjusted for the Distribution, a ratio of 1 to 0.16.

          In light of these opinions and an analysis of all

relevant factors, including the benefits that may be realized as a result of the Mergers, the Company believes that the Conversion

Ratios fall within the range of reasonableness, and the

consideration for the Mergers bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of

TUC and ENSERCH, respectively.

          c.   Section 10(b)(2) -- Reasonableness of Fees

          The Company believes that the overall fees, commissions

and expenses incurred and to be incurred in connection with the

Mergers are reasonable and fair in light of the size and

complexity of the Mergers relative to other transactions and the anticipated benefits of the Mergers to the public, investors and consumers; that they are consistent with recent precedent; and

that they meet the standards of Section 10(b)(2).

          As set forth in Item 2 of this Application/Declaration,

TUC and ENSERCH together expect to incur a combined total of approximately $45 million in fees<F14>, commissions and

          ____________________

          <F14>     This number is a preliminary estimate only, and will be
                    updated as necessary.


expenses in connection with the Mergers.  By contrast, Cincinnati

Gas & Electric Company and PSI Resources incurred $47.12 million in fees in connection with their reorganization as subsidiaries of CINergy and Northeast Utilities incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire -- which amounts were all approved as reasonable by the Commission.  See CINergy, HCAR No. 26146 (Oct. 21, 1994);

Northeast Utilities, HCAR No. 25548 (June 3, 1992).

          With respect to financial advisory fees, TUC and

ENSERCH believe that the fees payable to their investment bankers are fair and reasonable for similar reasons.

          Pursuant to the terms of Barr Devlin and Company,

Incorporated's ("Barr Devlin") engagement, TUC has agreed to pay

Barr Devlin for its services in connection with the Mergers:  (i)

a financial advisory retainer fee of $50,000 per quarter; (ii) a financial advisory progress fee of $2,257,500 payable upon

execution of the Merger Agreement; (iii) a second financial

advisory progress fee of $967,500 payable upon shareholder

approval of the Merger Agreement; and (iv) a transaction fee of

$6,450,000 payable upon consummation of the Mergers.  All

financial advisory retainer fees payable during the term of the engagement, the financial advisory progress fee and an additional

$500,000 would be credited against any transaction fee payable to

Barr Devlin.

          Pursuant to the engagement letter between ENSERCH and

Morgan Stanley & Co. Incorporated ("Morgan Stanley") ENSERCH has

agreed to pay Morgan Stanley the following amounts: (i) an

advisory fee estimated to be between $250,000 and $500,000 in the event the Mergers are not consummated and, (ii) if the Mergers are consummated, a total fee equal to approximately $11,400,000

(against which any previously paid fees would be credited).

          The investment banking fees of TUC and ENSERCH reflect

the competition of the marketplace, in which investment banking firms actively compete with each other to act as financial

advisors to merger partners.

          TUC has agreed to reimburse Barr Devlin for its out-of-

pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of TUC, and to indemnify

Barr Devlin against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

          ENSERCH has agreed to reimburse Morgan Stanley for its

out-of-pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of ENSERCH,

and to indemnify Morgan Stanley against certain liabilities,

including liabilities under the federal securities laws, relating to or arising out of its engagement.

          d.   Section 10(b)(3)

          Section 10(b)(3) requires the Commission to determine

whether the Mergers will unduly complicate the Company's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the Company's system.

          Capital structure:  The corporate capital structure of

the Company after the Mergers will not be unduly complicated and will be substantially similar to capital structures approved by the Commission in other orders.  See, e.g., CINergy, HCAR

No. 26146 (Oct. 21, 1994); Centerior Energy Corp., HCAR No. 24073

(April 29, 1986); Midwest Resources, et al., HCAR No. 25159

(Sept. 26, 1990); Entergy Corp., HCAR No. 25952 (Dec. 17, 1993);

Northeast Utilities, HCAR No. 25548 (June 3, 1992).

          In the Mergers, the shareholders of TUC and ENSERCH

will receive Company Common Stock.  The Company will own 100% of the common stock of TUC and ENSERCH and there will be no minority common stock interest remaining in TUC or its subsidiaries or

ENSERCH or its remaining subsidiaries.  The shares of ENSERCH

Preferred Stock that remain outstanding at the time of the

consummation of the Mergers will remain outstanding shares of

ENSERCH Preferred Stock.  The ENSERCH Convertible Debt Securities

that are outstanding at the time of the consummation of the

Mergers will likewise remain outstanding but will become

convertible into shares of Company Common Stock in lieu of

ENSERCH Common Stock.  The only voting securities of the Company which will be publicly held after the Mergers will be Company

Common Stock.  The only class of voting securities of the

Company's direct and indirect non-utility subsidiaries will be common stocks and, in all but two cases, all issued and

outstanding shares of such common stock will be held by the

Company or a subsidiary of the Company.  The Company will hold,

through ENSERCH, 50% interests in Fleet Star and TRANSTAR.  This corporate structure is similar to the structure in the

Entergy/Gulf States merger previously approved by the Commission.

See Energy Corporation, HCAR No. 25952 (Dec. 17, 1993).

          Set forth below are summaries of the historical capital

structure of TUC and ENSERCH as of June 30, 1996 and the pro forma consolidated capital structure of ENSERCH after the

Distribution and TUC after the Mergers as of June 30, 1996:


          TUC and ENSERCH Historical Capital Structures
                          (In Millions)

                                               TU       ENSERCH

 Common Stock Equity                        $ 5,827.8 $    742.8
 Preferred Stock not subject to mandatory
 redemption                                     489.7      175.0

 Preferred Stock subject to mandatory
 redemption                                     250.8          0
 Long Term Debt                               8,971.7      965.0

 TU Electric Obligated, Mandatorily
 Redeemable Preferred Securities of Trusts      381.7          0

 ENSERCH Convertible Subordinated
 Debentures                                         0       90.8
 ENSERCH Mandatorily Redeemable Preferred
 Securities of Subsidiary of EEX                    0      150.0

 ENSERCH Minority Interest in Subsidiaries          0      157.6
      Total                                 $15,921.7 $  2,281.2



             Pro Forma Consolidated Capital Structure
                          (In Millions)

 Common Stock Equity                                  $  6,376.2
 Preferred Stock Not Subject To Mandatory Redemption       664.7

 Preferred stock Subject To Mandatory Redemption           250.8
 Long Term Debt                                          9,784.2

 TU Electric Obligated, Mandatorily Redeemable             381.7
 Preferred Securities of Trust

      Total                                           $ 17,457.6


The Company's pro forma consolidated common equity to total

capitalization ratio of 36.5% comfortably exceeds

the"traditionally acceptable 30% level."  Northeast Utilities, 47

SEC Docket at 1279, 1284 (1990).

          Protected interests:  As set forth more fully in

Item 3.a.1.ii. (Efficiencies and Economies), Item 3.d.2.

(Integrated Public Utility System) and elsewhere in this

Application/Declaration, the Mergers are expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the parties utility system.  The

Mergers will therefore be in the public interest and the

interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company

system.

               2.   Section 10(c)

                    Section 10(c) of the Act provides that,

notwithstanding the provisions of Section 10(b), the Commission shall not approve:

                    (1)  an acquisition of securities or utility

     assets, or of any other interest, which is unlawful under

     the provisions of Section 8 or is detrimental to the

     carrying out of the provisions of Section 11; or

                    (2)  the acquisition of securities or utility

     assets of a public utility or holding company unless the

     Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

                    a.   Section 10(c)(1)

          Section 10(c)(1) requires that the proposed acquisition

not be "unlawful under the provisions of Section 8" or

"detrimental to the carrying out of the provisions of Section

11."  Section 8, by its terms, only applies to registered holding companies and thus the Mergers cannot be unlawful under Section 8 of the Act.  However, even if applied to exempt holding

companies, the Mergers would not be unlawful as there is no state law, regulation or policy against combination companies.  Section

11 of the Act relates to the simplification of holding company systems, and, as discussed in further detail below, by its terms also only applies to registered holding companies.

Section 11(b)(1), which contains the principal elements of

Section 11's simplification standard, specifically mandates that the Commission require each registered holding company to limit the operations of the holding company system to a single

integrated public utility system.

               The term "integrated public-utility system" is

defined in Section 2(a)(29) to mean:

          As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility companies are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair
          (considering the state of the art and the area or region affected) the advantage of localized management, efficient operation, and the effectiveness of regulation;

     and

          As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

          As the Commission and its staff have recently noted,

Section 10(c)(1) does not require that exempt holding companies meet the strict integration standards of Section 11(b)(1) but that acquisitions by exempt holding companies not be detrimental to the carrying out of the provisions of Section 11.<F15>

          -------------------

          <F15>     See Gaz Metropolitan et al., HCAR No. 26170 (Nov. 23,
                    1994) ("Section 10(c)(1)'s requirement that the acquisition not be "detrimental" to the carrying out the provisions of Section 11 does not mandate that the latter section's integration requirement be met. Exempt holding companies are not directly subject to
                    Section 11(b)(1)'s integration standards."); Division of Investment Management, The Regulation of Public-Utility Holding Companies (June 1995) 65-66
                    ("Section 11's integration provisions apply only to registered holding companies.")


In analyzing whether or not a transaction would be detrimental to the carrying out of the provisions of Section 11, it is important to focus on the purpose of Section 11, which according to

legislative history, is to:

          Break-down dangerous and unnecessary nation-
          wide financing interlockings in the
          essentially local operating utility business,
          ... to reduce utility enterprises to a size
          and power which can be successfully regulated
          by local and Federal regulatory commissions,
          ... to confine the operations and the
          interest of each public utility system to the
          actual utility business of a given
          region.<F16>
          ____________________

          <F16>     S. Rep. No. 651, 74th Cong., 1st Sess. 11 (1935).


This overarching concern of the Act with local management

sensitive, and accountable, to a given region provides some

insight into the integrated utility system requirements of the

Act as it addresses the same concern, that management remain focused on a coordinated utility system limited in geographic scope.<F17>

          ------------------

          <F17>     "An operating system whose management is confined in
                    its interest, its energies and its profits to the needs, the problems, and the service of one regional community is likely to serve that community better."
                    S. Rep. No. 651, 74th Cong., 1st Sess. 12 (1935)


          The principal issue under Section 10(c)(1) with regard

to the Mergers is whether the creation of an exempt holding

company system from the merger of an electric system and a gas system is detrimental to Section 11.  First, it should be noted

that on its face the Act does not prohibit ownership by an exempt holding company (or even, for that matter, by a registered

holding company) of both electric and gas utility properties although it does not contain a definition of integrated utility in the context of a combination company.<F18>  When first

          -------------------

          <F18>     Union Electric Company, 45 SEC 489 (1974) ("Nowhere
                    does the Act ban combination systems in so many words.")


interpreting the Act, the Commission stated that even registered holding companies systems could consist of an electric utility and a gas utility consistent with the provisions of

Section 11.<F19>

           --------------------

          <F19>     American Water Works and Electric Co., 2
                    SEC 972 (1937).


However, the Commission later reversed its position with respect to registered holding companies and, in one decision with respect to exempt holding companies, requiring that registered holding company systems and new exempt holding company systems be limited to either an electric or a gas system, although, as to registered systems, retention of a second utility system was permitted in certain circumstances based on the provisions of

Section 11(b)(1)(A),(B) and (C) (the "ABC Clauses").<F20>

           ------------------
          <F20>     Columbia Gas & Electric Corp., 8 SEC 493 (1941)
                    (limiting registered holding company to only gas operations); Illinois Power Co., 44 SEC 190 (1970) (requiring exempt holding company to divest gas operations).


          The Commission's rejection of the American Water Works

precedent with respect to registered holding companies was based on a policy concern existing at that time which preferred the separation of the management of gas utility operations from the management of electric utility operations.  This policy was based on the belief that gas utilities benefitted from having a

separate management focusing their entire energy on the gas

business, as opposed to being part of a combination company where management allegedly tended to focus on electric utility

operations at the expense of gas utility operations.<F21>

          ____________________

          <F21>     See In the Matter of the Philadelphia Company, 28 SEC
                    35, 48 (1948); In the Matter of the North American Company, 18 SEC 169, 179-80 (1950).


In other words, there was a perception of internal management competition between gas and electric operations that could be detrimental to the gas operations and, in turn, to consumers,

especially with respect to registered holding companies to which section 11 specifically applies and which by definition, were structured in a manner that previously had escaped adequate local regulation and accountability.  In reversing its position, the

Commission looked back at the American Water Works decision and distinguished it by stating that it could be viewed as a

permissible retention under the ABC Clauses<F22> in order to

           -------------------

          <F22>     Columbia Gas & Electric Corporation, 8 SEC 443 (1941).


give effect to its policy concerns.  Exempt holding companies,

however, were not subject to the same strict application of

section 11 at first.<F23>  This dichotomy is understandable

           ------------------

          <F23>     Eastern Gas and Fuel Associates, 30 SEC 834 (1950).


as exempt holding companies by definition did not need an

additional layer of regulation and were likely geographically limited.  In 1970, the Commission did temporarily reverse its position with respect to exempt holding companies following the

Supreme Court's decision regarding a registered holding company in Securities and Exchange Commission v. New England Electric

System, 384 U.S. 176 (1966) which decision placed heavy emphasis on the then-perceived need to separate electric and gas utility operations.  As a result of the Supreme Court decision, the

Commission believed it needed to consider the policy concern in its decisions regarding exempt holding companies.<F24>  By

          ----------------------

          <F24>     In the Matter of Illinois Power Company, HCAR 16574
                    (Jan. 2 1970) ("the Supreme Court's statements in our view reflect an approach to interpretation of the Act in an area of competition between gas and electric companies which transcends the precise issues before the court in the NEES case").


1974, however, the Commission returned to its former position,

allowing the creation of combination exempt holding company

systems as not detrimental to Section 11.<F25>  Union


          <F25>     Union Electric Company, 45 SEC 489 (1974).



Electric was a 1974 transition case in which the Commission began its move back toward its prior position with respect to exempt holding companies, although the Commission did not object to some level of analysis under Section 11(b)(1) and the ABC Clauses to determine whether or not Union Electric could acquire a

combination company, it clearly recognized that "Section 11(b)(1)

is inapplicable to exempt holding companies.  So the A-B-C

Clauses are not directly applicable.  In our view, however, they do apply by analogy."<F26>  While the Commission did not

           ----------------

          <F26>     Id.


make a formal finding in this case as to whether the standards were met and instead reserved jurisdiction over the issue of retention of both electric and gas properties, it did note that its policy focus had shifted since 1970 given changes in the industry (namely, the energy crisis).  Thus, the Commission's return to its former position with respect to exempt holding companies was largely prompted by a change in industry

conditions.  The advent of the energy crisis changed the focus of utility management and it became clear to the Commission that its earlier concern of one form of energy receiving a priority at the expense of another was no longer likely to occur given economic reality.

          In 1988, the Commission decided two important cases in

this area, Dominion Resources<F27> and WPL

           -------------------

          <F27>     Dominion Resources, Inc., HCAR No. 24618 (April 5,
                    1988)


Holdings.<F28>  In Dominion Resources an exempt combination

           -------------------

          <F28>     WPL Holdings, HCAR No. 24590 (February 26, 1988)


company was permitted to acquire a gas utility.  Pursuant to section 10, the Commission expressly held that "the provisions of

Section 11 are not applicable to exempt holding companies such as

DRI."  In that context, the meaning of the holding was that such an acquisition did not violate section 10(c).  The holding was not merely stating the fact that section 11 by its terms applies only to registered holding companies.  Moreover, since DRI did not acquire any new electric properties, there was no direct effect upon its electric system, as is also the case in a pure gas/electric combination.  Furthermore, in WPL Holdings the SEC stated that "we do not believe that the pro-competitive thrust of the Act expresses an absolute Federal policy against combination gas and electric operations."  Since the Union Electric case, and especially since 1988, the Commission has issued a number of orders authorizing the creation and/or continued exemption of new or larger combination exempt holding company systems whether through the formation of a new holding company<F29> or via

          -------------------

          <F29>     See e.g., CIPSCO Incorporated, HCAR No., 25152 (Sept.
                    18, 1990) (authorizing acquisition and granting exemption for the formation of new holding company over existing combination utility and electric utility); Illinova Corporation, HCAR No. 26054 (May 18, 1994) (authorizing formation of holding company and granting exemption for holding company over existing combination utility and electric utility); WPS Resources Corporation, HCAR No. 26101 (Aug. 10, 1994) (authorizing formation and exemption for holding company over existing combination and electric utility); SIGCORP, Inc., HCAR No. 26431 (Dec. 14, 1995) (authorizing formation and granting exemption for holding company over existing combination utility and two gas utilities).


the acquisition of a gas and/or electric company by an existing combination system.<F30>  Throughout this period, the

           -------------------

          <F30>     See e.g., IE Industries, Inc., HCAR No. 25325 (June 3,
                    1991) (authorizing acquisition of large electric utility by a holding company with a combination utility subsidiary); NIPSCO Industries, Inc., HCAR No. 25470 (Feb. 2, 1992) (authorizing acquisition of gas utility by holding company with existing combination utility subsidiary); NIPSCO Industries, Inc., HCAR No. 25766 (March 25, 1993) (authorizing acquisition of gas utility by holding company with existing combination and gas utility subsidiaries); Southern Indiana Gas and Electric Company, HCAR No. 26075 (June 30, 1994) (authorizing acquisition of gas utility by combination utility company with a gas utility subsidiary).


Commission's decisions focused on whether "both the electric and gas operations that [the holding company] proposes to acquire constitute an integrated public-utility system"<F31>

           ------------------

          <F31>     CIPSCO Incorporated, HCAR No. 25152 (Sept. 18, 1990).


consistent with the analysis that should be applied in the

present case.  In other words, the policies and basic protections that animate sections 8 and 11 (deference to state regulatory authority with respect to combination companies, provided the resulting holding company system in any case will not be the type of system that the Act was designed to prevent and that needs additional regulation under the Act) apply to exempt holding company acquisitions, although a strict reading of those sections is not required.

          In certain decisions, however, principally those

involving registered holding companies where it is clear that a strict section 11 standard is applicable and the initial

transition cases after 1974 with regard to exempt holding

companies, the Commission has not made a clear distinction

between the application of section 10(c)(1) in the context of a registered holding company system as opposed to an exempt holding company system.  Thus, cases such as In the Matter of Columbia

Gas & Electric Corporation, 8 SEC 493 (1941); Philadelphia Co.,

28 SEC 35 (1948), Electric Bond and Share Company 33 SEC 35

(1952), Union Electric Company, 45 SEC 489 (1974) and Delmarva

Power and Light Company, HCAR No. 19717 (Oct. 19, 1976), contain broad language regarding "the close interrelationship between

Sections 9, 10 and 11, with Sections 9 and 10 providing for

Commission scrutiny and prohibition of acquisitions offending the integration and simplification objectives of Section 11 of the

Act."<F32>  They do not, however, clearly state how these

           ------------------

          <F32>     Electric Bond and Share Company, 33 SEC 35 (1952).


standards should be applied to exempt holding companies and do note that "Section 10 provides a practical means of preventing an acquisition of an interest which could not be retained under

Section 11 and if acquired would only create a situation

requiring either new or further proceedings under

Section 11."<F33>  In the case at hand, as will be discussed

          -----------------

          <F33>     Id.


below, the resulting holding company system would not be

detrimental to the carrying out of the provisions of section 11 or detrimental to the public interest or the interests of

investors or consumers and thus would not necessitate additional action under section 11 since even under the most extreme

interpretations, the gas distribution assets would be retainable under the ABC Clauses.  Moreover, the Commission's many other decisions make clear that:

          these [section 11(b)(1) and section 10(c)] statutory standards have not been so administered by us with respect to holding companies subject to exemption under section 3(a). We have accordingly granted exemptions to holding companies with combined electric and gas operations. Nor have we withheld approval under section 10 solely because the holding company would be engaged in both utility businesses, if the holding company, as enlarged or extended by the acquisition, qualified for an exemption under section
          3(a).<F34>

          ____________________

          <F34>     In the Matter of Estacado, Inc., HCAR No. 21106 (June
                    19, 1979).


          It should be noted that because of the "unless and

except" clause of section 3, through which the Commission has historically incorporated other elements of the Act where it felt it was important from the point of view of investors, consumers and the public interest,<F35> the exemption orders of the

          -------------------

          <F35>     See, Hawes, Utility Holding Companies,  3.04[5].


Commission approving combination company exemptions are really indistinguishable from the acquisition decisions under section 9 and 10.  Thus, if the acquisition of a gas system by an electric or combination company as in Dominion Resources (discussed above)

was against the policy of the Act, the Commission would not

approve an exemption merely because the transaction was

structured so as not to create a second bite.

          Likewise, no distinction should be made between

decisions of the Commission under section 10 of the Act approving an acquisition by a newly formed holding company of electric and gas utilities that previously operated together in a non-holding company structure and those approving the acquisition by a newly formed holding company of previously independent electric and gas utility companies.  The end result of both of these transactions is identical; namely a new combination holding company to be approved under the standards of section 10 of the Act.  There is a tradition under the Act of focusing on the intended result of corporate organizations and structuring when interpreting the

Act<F36> and it would not be logical to treat the instant

          ----------------------

          <F36>     Association of Massachusetts Consumers v. SEC, 516 F.2d
                    711 (DC Cir., 1975); In the Matter of National Propane Corp., HCAR No. 20684 (Aug. 24, 1978); SCANA
                    Corporation, SEC No-Action Letter (June 14, 1990); Wisconsin Energy Corporation, SEC No-Action Letter (Dec. 17, 1993).


application different from one that could be filed if, for

example, an electric utility company were to acquire a gas

utility company as its "first bite," claim an exemption under section 3(a)(1), and immediately apply for Commission approval under sections 9(a)(2) and 10 to create a holding company and reorganize such that the electric utility and the gas utility

(then under common control) were all separate subsidiaries of the newly formed holding company.  What would justify the Commission in approving an exemption for a new holding company if

combination companies were per se against the policy of the Act?

The Commission by approving such transaction would be allowing a holding company to be created which offended a basic policy of the Act.  The purpose of the Act is to regulate the creation and existence of public utility holding companies and neither the language of the Act nor any policy imperative indicates that these types of new exempt holding companies should be treated differently under sections 8 and 11.  The substantive conclusion of the transaction should prevail over the particular form it may assume.

          Furthermore, given the significant evidence that

combination gas and electric systems within registered holding companies is permissible under the Act provided that such

combinations are authorized by the relevant state regulatory commissions, it follows a fortiori that combination exempt

holding companies are permissible absent violation of state law.

Specifically, Section 8 of the Act provides that:

          [w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . . (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

          On its face, the section indicates that, with the

approval of the relevant state utility commissions, even

registered holding company systems can include both electric and gas utility systems.  A careful reading of the section indicates that the thrust of the section is to preclude the use by

registered holding companies of separate gas and electric utility companies with overlapping service territories in order to

circumvent any state law restrictions on the ownership of gas and electric assets by the same company.  Thus, two types of

combination registered holding companies are implicitly

acceptable under the statute absent such state objection -- a registered holding company system that includes combination

companies and a system that includes separate gas and electric companies.  Over time the Commission has emphasized different aspects of section 8 and its interplay with section 11 with

respect to registered systems -- initially allowing registered holding companies to own both gas and electric systems under section 8, then focusing on a stricter interpretation of

section 11 making such combination companies more difficult.

          In its early decisions, the Commission adhered to the

concept that the decision as to whether to allow combination registered holding companies is one that states should make

(although the Commission might have to implement it in certain cases) and, where such systems were permissible, the role of the

Commission was to ensure that both such systems are integrated as defined in the Act.  In In the Matter of American Water Works and

Electric Company, Incorporated, 2 SEC 972 (1937), the Commission

approved the applicant's voluntary reorganization plan under

Section 11(e) of the Act and permitted the newly reorganized registered holding company to retain its electric and its gas operations, specifically noting that while the Act does not

contain a definition of single integrated utility in the context of a combination company:

          We believe, however, that it is proper to regard such a combined property as a single integrated system, provided that all of the electric properties are integrated and all of the properties, both gas and electric, are in fairly close geographic proximity and are so related that substantial economies may be effectuated by their coordination under common control. The question of public policy as to the common ownership of gas and electric facilities in the same territory is apparently left by the statute to the decision of the states.<F37>

          --------------------

          <F37>     In the matter of American Water Works and Electric
                    Company, Incorporated, 2 SEC at 983, n.3.


Thus, since the combination company did not violate state policy,

there was no need for the Commission to exercise jurisdiction to implement state policy.  By the early 1940's, however, the

Commission switched its focus to section 11 and adopted a narrow interpretation of the standards contained therein as the

controlling factor with regard to combination registered holding companies.<F38>  During this period, the Commission noted

          -------------------

          <F38>     See, e.g., In the Matter of Columbia Gas & Electric
                    Corporation, 8 SEC 443 at 463 (1941); In the Matter of United Gas Improvement Company, HCAR No. 2692 (April 15, 1941); Securities and Exchange Commission v. New England Electric System, 384 U.S. 176 (1966).


that with respect to registered holding companies, "we think,

Section 8 does not control the problem of whether electric and gas utilities may be operated within a single integrated system

 ... Section 8 expresses the policy that the state law shall control acquisitions of properties which may result in combined operations, whereas Section 11 is concerned with retentions of property."<F39>  Similarly, the Supreme Court addressed the

          ------------------

          <F39>     In the Matter of Columbia Gas & Electric Corporation, 8
                    SEC 443 (1941).


interplay between Section 8 and 11 of the Act in its decision

Securities and Exchange Commission v. New England Electric System

("NEES"), 384 U.S. 176 (1966).  In this decision, the Court

noted:


          To some extent, local policy was expected to govern, with Section 8 serving to prevent circumvention of that policy ... At the same time, Section 11 was expected to assist in imposing restrictions with regard to the combination of gas and electricity in one system. Discussing the interplay between
          Section 8 and Section 11, the Senate
          Committee noted that Section 8 only applied to future acquisitions [and] "the policy upon which this section was based was essential in any Federal legislation in utility holding companies; it did not think that the section should make it unlawful to retain (up to the time that section 11 may require divestment) interests in businesses in which the companies were lawfully engaged on the date of enactment of this title."<F40>

          ____________________

          <F40>     Id., at 183 n.14.  The dissenting opinion in this case
                    specifically disputed this decision, noting that "the House and Senate Committees in identical language expressly stated that common ownership of competing forms of energy was a field which is essentially a question of state policy; the present Section 8 was enacted to support this approach by using federal power to limit common ownership only where it is contrary to state law." Id. at 190 (Harlan dissenting).


Thus, with respect to registered holding companies, the

acquisition of utility assets to create a combination system must not violate any state regulation in order to be approved under the Act.  In order to retain the combination system, section 11 policies must be examined with, as demonstrated below,

sensitivity towards the overall goal of the Act of limiting

holding company systems to those that can be adequately regulated on the state level.  In connection with exempt holding company acquisitions, although neither section 8 nor section 11 are on their face directly applicable, the Commission has considered the general policies of these sections in the context of the

retention of combination systems, and long given primacy to the concept that:

          competition in the field of distribution of gas and electric energy is essentially a question of state policy. The considered conclusions of the local authorities, deriving their power from specific state legislation, should be given great weight in determining whether the public interest would be adversely affected by the retention of combined operations. In the absence of a compelling showing in the record to the contrary, we would not be warranted in rejecting the appraisal of such authorities that the local public interest ... is served by retention of the combined operations.<F41>

          ----------------------

          <F41>     Id. at 8 (citations omitted).  Again, the fact that the
                    holding cited herein involved the creation of a new holding company over an existing combination system should not affect its applicability in this case as, again, the purpose of the Act is to regulate public utility holding companies to the extent necessary. We believe that the policy of deference to state regulations with respect to exempt holding companies should be followed in all instances where the resulting holding company will be exempt from registration under the Act precisely because it is subject to adequate state regulation and geographically confined.



Indeed, significant evidence exists that the Commission has

discretion to apply this policy in both the registered and exempt holding company context.  As the Commission noted in its Union

Electric decision, the Supreme Court's NEES decision discussed above attached "great weight ... to [the Commission's] expertise in the administration of the Act."<F42>  The NEES decision

           ---------------

          <F42>     45 SEC at 509 n.77.


therefore leaves the Commission free to apply its expertise to administer the Act in light of changes in legal, regulatory and economic circumstances which were not foreseen at the time of the

NEES decisions, including market and regulatory changes which as

"substantially changed" the Act.  As discussed in detail below,

the current restructuring of the industry with an emphasis on complete energy services is as "substantial" a change as has occurred since that which was imposed by the adoption of the Act.

          A review of the legislative history of Section 8

clarifies that even combination registered holding companies are permissible in certain circumstances.  In its report, the Senate

Committee on Interstate Commerce noted that the provision in

Section 8 concerning combination companies "is concerned with competition in the field of distribution of gas and electric energy - a field which is essentially a question of State policy,

but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy."  The Report of the Committee on Interstate

Commerce, S. Rep. No. 621 at 31 (1935).  In addition, attached to the above-referenced committee report is the Report of the

National Power Policy Committee on Public-Utility Holding

Companies,<F43> which sets forth a recommended policy that:

           ------------------

          <F43>     The National Power Policy Committee was a committee
                    appointed by President Franklin D. Roosevelt consisting of representatives from various government departments concerned with power problems and instructed to report to Congress on the coordination of government policy relating to such problems. Its members were Harold L. Ickes, Frank R. McNinch, Elwood Mead, T.W. Norcross, Morris L. Cooke, Robert E. Healy, David E. Lilienthal and Edward M. Markham.


"Unless approval of a State commission can be obtained the

commission should not permit the use of the holding-company form to combine a gas and electric utility serving the same territory where local law prohibits their combination in a single entity."

This does not prohibit combination registered companies where such approvals can be obtained, but is consistent with the

general policy of the Act that local regulators are in the best position to assess the needs of their communities.<F44>  The

          ------------------

          <F44>     Section 21 of the Act, which further codifies this
                    legislative intent, states: "Nothing in [the Act] shall affect . . . the jurisdiction of any other commission, board, agency, or officer of . . . any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of
                    [the Act] . . . ."  The legislative history reveals
                    that Section 21 of the Act was further intended "to insure the autonomy of state commissions [and] nothing in the [Act] shall exempt any public utility from obedience to the requirements of state regulatory law." The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 10 (1935).



Act was never intended to supplant local regulation but, rather,

was intended to create conditions under which local regulation was possible.  Thus, the fact that the company is an exempt

holding company and is subject to a more lenient standard with regard to electric and gas combinations coupled with the facts that the Company's utility operations will be located exclusively in the same area in Texas and the Railroad Commission does not object to a combination system leads to the conclusion that the

Mergers should be authorized under the Act.

          Turning to the facts of the proposed Mergers, it is

clear that TUC and ENSERCH currently operate as integrated

utility systems and, combined, will operate with the requisite level of coordination so as to constitute an integrated exempt system.  The TUC electric system meets the standards of

Section 2(a)(29)(A) as TU Electric and SESCO are physically

interconnected and operate as a coordinated system in the State of Texas, as the Commission held in 1993 when TUC obtained

authorization from the Commission to acquire SESCO pursuant to the standards of Section 9(a)(2) and 10 of the Act and both are subject to the jurisdiction of the PUCT.<F45>  Further, TUC

           ------------------------

          <F45>     Texas Utilities Company, HCAR No. 25826 (June 15,
                    1993).


has not acquired any utility operations since that time which would affect the analysis made in that order.  The ENSERCH system meets the standards of Section 2(a)(29)(B) as it operates, and after the Mergers will continue to operate, exclusively in the

State of Texas, is and will continue to be effectively regulated by the Railroad Commission and the local councils, and, following the Mergers, will continue to operate as a separate subsidiary with its own management for certain operations.  Nevertheless,

the entire system will be coordinated in that there will be

centralized planning (including planning of utility operations),

accounting, billing, customer service and corporate reporting services provided by the Company.  Thus, following consummation of the Mergers, the Company system will consist of a large

integrated electric utility system and a smaller integrated gas utility system which together will operate on a coordinated basis offering services to customers in the same area (see Exhibit E-2 hereto for a map depicting the service territories of TUC and

ENSERCH).

          The Company system following the Mergers will, in fact,

be quite similar to the combination exempt holding companies whose formation or expansion the Commission has approved in the past under section 10.<F46>  The only difference between the

          -------------------

          <F46>     See supra notes 29 and 30.


instant case and the prior decisions of the Commission with

respect to acquisitions is the fact that the Company will be acquiring a pure electric system (TUC) and a pure gas system

(Enserch) that were not previously operated under the same

holding company.  However, it would be a strange result indeed if such an acquisition could not meet the standards of section 10(c)

when an acquisition of a combination system or a pure gas or electric system by an existing combination system as well as the acquisition of an existing combination system (which might

include separate combination and gas and electric utility

subsidiaries) by a newly formed holding company would result in the same structure and would meet such test.  As noted above with respect to Dominion Resources, when a combination company

combines with either an electric or a gas utility the effect with respect to one of the two systems created is the same as with a pure electric/pure gas combination.  Neither the language of the

Act nor any policy reason supports such a distinction, especially when it is clear that the Mergers will not be detrimental to the carrying out of the provisions of section 11 inasmuch as the

Company will carry out its utility operations predominantly

within the State of Texas, will be subject to adequate regulatory authority in that state and will not be the type of nationwide,

complex system that section 11 was designed to prevent.

Moreover, the Company will be an exempt holding company and, once again, "exempt holding companies have generally been permitted to retain or acquire combination systems so long as combined

ownership of gas and electric operations is permitted by state law and is supported by the interested regulatory

authorities,"<F47> and Texas law does not prohibit

          ____________________

          <F47>     Report at 74.  See also In the Matter of Northern


                    States Power Company, HCAR No. 12655 (Sept. 16, 1954); Delmarva Power & Light Co., 46 S.E.C. 710 (1976); WPL Holdings, HCAR No. 24590 (Feb. 26, 1988).


combination gas and electric utility companies.

          Finally, as is made clear by the history of

interpretations under sections 8, 10 and 11 of the Act, another factor that must be included in any section 10 and section 11 analysis is current industry conditions.  As the Division of

Investment Management noted in the Report, "the SEC must continue to respond flexibly to the legislative, regulatory and

technological changes that are transforming the structure and shape of the utility industry,"<F48> especially since

           ------------------

          <F48>     Report at 70.


"Section 11 does not impose 'rigid concepts' but rather creates a

'flexible' standard designed to accommodate changes in the

electric utility industry,"<F49> and such concerns have

           -------------------

          <F49>     Report at 75.


influenced Commission decisions under the Act, and under

Section 10 in particular, in the past.<F50>   Specifically,

          ------------------

          <F50>     See Union Electric Company, 45 SEC 489 (1974); UNITIL
                    Corp. HCAR No. 25524 (Apr. 24, 1992), and Mississippi Valley Generating Co., 36 SEC 159 (1955).


the major parties in the utility industry, including utility companies, exempt holding companies, registered holding companies and related entities, are presently in the midst of

restructurings designed to permit them to become complete "energy services companies,"<F51> offering customers across the

           ----------------

          <F51>     For example, Panhandle Eastern Corp. has recently
                    changed its name to PanEnergy Corp. to "reflect the company's expanding scope of energy services beyond the traditional interstate natural gas pipeline business. (Reuters, April 24, 1996), and Enron Corp. and NGC Corp., which have significant gas and power marketing operations, are expanding their operations, concluding that "customers in the future will want energy services, not a specific fuel." Inside FERC, February 23, 1996. Some registered utility holding companies currently provide both electric and gas utility services to their customers (See CINergy Corp. HCAR 26146 (Oct. 21, 1994), and others are expanding into the energy services business, e.g., Consolidated Natural Gas, a registered holding company, has formed a subsidiary to offer customers multiple fuel options and related energy services. See CNG Order. Finally, recent announcements relating to the acquisition of Portland General Corporation, an electric utility holding company, by Enron Corporation, a large gas pipeline and electric and gas marketer, and the acquisition of NorAm Energy, Inc., a gas utility company, by Houston Industries, Inc., an electric utility holding company, all demonstrate that market forces are pushing for the convergence of electric and gas operations in one corporate entity; namely, a full service utility company.



nation an array of fuels to meet their complete energy needs through a "one-stop" energy company, an industry shift that the

Commission has expressly recognized.  Thus, the traditional model of a vertically integrated gas or electric utility company is becoming obsolete and evidence continues to mount that the model utility company of the near future will be the one-stop energy company.<F52>  With this industry evolution in mind, it

           -------------------

          <F52>     In announcing the merger of Pacific Enterprises, a gas
                    utility holding company and Enova Corp., a combination holding company with primary emphasis on electric operations, the senior executives from the two companies stressed that "winners in the competitive [utility] industry in the future will have to offer customers a comprehensive suite of energy products and services. Companies that do not are bound to become niche players." and "ours is becoming a BTU business." The Energy Daily, October 16, 1996.


becomes clear that the Mergers provide TUC with the most

efficient basis for entering into the natural gas operations,

both as a local distribution company and as a gas marketer with experienced management, and provide ENSERCH with greater

financial and other resources, allowing both companies to remain competitive with the developing complete energy services

companies.  Combined, TUC and ENSERCH can offer their customers a choice of fuels (gas and/or electricity) to meet their energy needs at competitive prices in the most economical and efficient manner.  Thus, the Mergers tend toward the development of an efficient integrated utility system, especially given current concepts of complete utility systems.  Further, even if the ABC

Clauses are applied by analogy to the Mergers, the gas system of

Enserch would be retainable by the Company.  Clearly traditional retention analysis under the ABC Clauses cannot be undertaken in this case as it has always involved analysis of the results of divesting an existing additional system, whereas this case

involves the opposite transaction.  Nevertheless, it is clear that in the absence of the Mergers, the estimated $850 million in quantifiable economies discussed below would be lost; more

importantly, since both companies believe they will benefit from expanding their energy options and operations, without the

Mergers the opportunity costs that would be lost as each company attempted to develop such alternatives in a different manner, are substantial.  Additionally, it should be noted that the local distribution system of Enserch is not functioning independently presently, but is combined with a large oil and gas exploration and production company (EEX) that accounts for approximately 15%

of the total revenues and 54% of the total assets of the combined company and the Enserch Board of Directors determined, in the exercise of its fiduciary duties, that Enserch's gas operations could not be operated in the most successful manner by remaining either in its current structure or becoming independent.

Following the Mergers, the gas system would be located entirely within the State of Texas and would be managed from, and

regulated by, such state.  Thus, the combination system would be retainable even under the policies of the ABC Clauses.

          Finally, the Mergers will not be detrimental to the

carrying out of Section 11(b)(1)'s provision that registered holding companies be limited to an integrated public utility system and "such other [non-utility] businesses as are reasonably incidental or economically necessary or appropriate thereto."

The Commission has not applied "the prohibitions of

Section 11(b)(1) against retention of unregulated non-utility businesses by exempt holding companies to the same extent as registered holding companies,"<F53> and has generally only

                    ________________

          <F53>     Wisconsin Energy Corporation, HCAR 24267 (Dec. 18,
                    1986).


tried to ensure that the resulting holding company system will be predominantly a utility company.<F54>  Given that the

           ------------------

          <F54>     Id.


Company's utility operations after the Mergers and the prior

Distribution, will account for approximately $6.6 billion of its

$7.4 billion in operating revenues and $23.4 billion of its $23.8 billion in assets, it is clear the Company system will be

primarily an operating utility and all of the system's non-

utility operations will consist of energy-related or supportive businesses.

               b.   Section 10(c)(2)

          Section 10(c)(2) requires that an acquisition not be

approved unless the Commission finds that:

          [S]uch acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.

The Commission has stated in several cases, including the most recent decision in this area, that under section 10(c)(2) an exempt holding company may consist of more than one integrated system.<F55>  Therefore, section 10(c)(2) in essence

           -----------------

          <F55>     The United Gas Improvement Company, 9 SEC 52  (1941),
                    Union Electric Company, 45 SEC 489 (1974) and In the Matter of Gaz Metropolitan et al., HCAR No. 26170 (November 23, 1994). In Gaz Metropolitan, the Commission has explicitly stated "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend "towards the economical and the efficient development of an integrated public-utility system (emphasis added)."



requires that (1) each utility system in the exempt holding

company be an integrated system and (2) that the acquisition tend toward the economical and efficient development of an integrated system.  As demonstrated above, the electric and gas systems of the Company will each be integrated.  Additionally, the economies and efficiencies expected to result from the Mergers are

sufficient to satisfy the standards of section 10(c)(2).  In addition to the identified synergy savings, other benefits from the Mergers that cannot be quantified should be taken into

account in this analysis, as "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable."<F56>

           ------------------

          <F56>     Centerior Energy Corp., HCAR No. 24073 (April 29,
                    1986).


          TUC and ENSERCH estimate that the nominal dollar value

of synergies resulting from the Mergers will be not less than

$850 million over the first ten year period after consummation of the Mergers which will enhance both the gas system and the

electric system to be acquired and lead to more efficient and economical utility operations.<F57>  The parties continue to

           -------------------

          <F57>     WPL Holdings, Inc., HCAR No. 25377 (Sept. 18, 1991)
                    ("Thus, in reviewing an application under this Section [10(c)(2)], the Commission may recognize not only benefits resulting from combination utility assets, but also financial and organizational economies and efficiencies.")


explore and refine which areas of their operations will be the source of such synergies following the Mergers.  At this point in time, it is expected that the savings amount mentioned above will largely result from the fact that the service territories of TUC and ENSERCH overlap in certain areas and therefore the Company will be able streamline many operations when it functions as a single system, such as: (i) meter reading operations - TUC and

ENSERCH currently maintain separate meter reading operations and as a result of their overlapping territory, these operations can be combined into a single, more efficient system; (ii) meter repair and testing facilities - TUC and ENSERCH as a combined entity will be able to organize these operations into a single more economical operation; (iii) billing systems - the

combination of the separate TUC and ENSERCH billing systems will allow the two companies to capture synergy savings in this area;

(iv) computer systems - the combined TUC system will need fewer computers and back-up computers than TUC and ENSERCH operating separately; in fact the TUC system has excess capacity and it is expected that ENSERCH can be added to the TUC system such that it is utilized more efficiently, resulting in savings to the

combined system; (v) customer service operations - TUC and

ENSERCH both currently have call centers located in Dallas and

Waco, Texas and following the Mergers, the Company will only require one call center in both cities; and (vi) emergency

restoration coordination - the Company should be able to respond more quickly and efficiently to distribution interruptions with a combined work force. Also included in the savings number are administrative savings that are expected to result from TU

Services' provision of corporate services such as accounting and reporting for ENSERCH, which should both allow ENSERCH to obtain these services at a lower cost and permit more efficient use of

TU Services' existing operations.  Other general savings are also expected to result from the Mergers.

          In addition to these areas of savings, it is very

important that the Commission note and consider the benefits of the Mergers that are not quantifiable and thus not included in the saving number mentioned above, but which will allow the

Company to provide the most efficient services and operations in the changing utility industry, such as the following:

          Enhanced Customer Service and Operational Efficiencies.

          By coordinating and integrating certain operations of

          TUC's and ENSERCH's utility businesses to take

          advantage of the companies' overlapping service

          territories, the Company will be able to provide its

          customers with enhanced service and choice.  The

          Company intends to assist its customers in managing

          their total energy service requirements in the most

          efficient manner.  The Mergers should offer greater

          convenience to customers who, in most cases, will be

          able to conduct all their energy business with one

          system.

          Maintenance of Competitive Rates.  TUC and ENSERCH

          should be able to meet the challenges of the

          increasingly competitive pricing environment in the

          utility industry more effectively than either company

          could on a stand-alone basis.  The Mergers should

          create the opportunity for potential benefits for

          customers in the form of lower rates over the long term

          than could be achieved if the companies operated

          independently, and for shareholders in the form of

          greater financial strength and financial flexibility.

          Coordination of Diversification Programs.  TUC and

          ENSERCH each have complementary non-utility operations

          and, as a combined and financially stronger company,

          should be able to manage and pursue these operations

          more efficiently and effectively.

          Better Utilization of Resources.  The joint

          engineering, siting and construction of facilities

          should reduce costs and minimize environmental

          disruption.

The savings discussed above, which result from a transaction that provides the most efficient means for TUC and Enserch to become full service utilities providing the operations that the evolving market demands, are entirely consistent with the savings that the

Commission has found sufficient in connection with other

examinations under Section 10(c)(2).  For example, in WPL

Holdings, the Commission noted benefits resulting from:

          a structure that could more effectively
          address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into nonutility businesses,
          ... and provide additional flexibility for financing,<F58>

           ----------------

          <F58>     HCAR No. 25096 (1990).


many of which benefits are echoed in the Mergers.  Moreover, in this age of the complete energy services utility company, the fact that the Mergers will save the companies significant amounts in adapting operationally to the new marketplace takes on added importance.

          It should be noted that the Mergers are consistent with

the provisions of Section 10(f) of the Act which require that the

Commission may not approve an acquisition unless it appears to the Commission that such state laws as may apply in respect of such acquisition have been complied with.  Section 10(f) which,

unlike Section 8, applies directly to exempt holding companies and involves the issue of complying with all aspects of state regulation that apply to the transaction, not just whether or not state regulators have adequate regulatory authority over a

combination system, is satisfied in this case.<F59>  Indeed,

           -----------------

          <F59>     It should be noted that the terms of section 10(f) do
                    reinforce the fact that the policy of the Act is to supplement, not supplant, state and local regulation.


it is a condition to consummation of the Mergers that all

applicable state regulations be complied with.  Although neither the PUCT nor the Railroad Commission must approve the

Transaction, they will continue to have jurisdiction over the TUC and Enserch systems, respectively, and the Railroad Commission has specifically informed the Commission that it does not object to the Mergers.

          3.   Section 3(a)(1)

          The Company requests that the Commission issue an order

under Section 3(a)(1) declaring that the Company is exempt from all provisions of the Act except Section 9(a)(2).  Section

3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

          such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

The Company and its three public utility subsidiaries following the Mergers (TU Electric, SESCO and ENSERCH) will all be Texas corporations operating wholly in the State of Texas (in the case of TU Electric and SESCO) or almost entirely in the State of

Texas (in the case of ENSERCH) and therefor meet the latter half of the Section 3(a)(1) test.

          With regard to the first half of the test, in

determining whether a company's operations are "predominantly intrastate in character," the Commission has primarily examined the amount of revenues derived by that entity from out-of-state activities,<F60> but has also considered out-of-state

          ____________________

          <F60>     See Commonwealth Edison Company, 28 SEC 172, 173
                    (1948); Yankee Atomic Energy Company, 36 SEC 552, 567
                    (1955). The focus of these Section 3(a)(1) orders is on the "predominantly intrastate" requirement of the exemption.


service area, customers, property, generation and

sales.<F61>

           ------------------

          <F61>     See Wisconsin Electric Power Company, 28 SEC 906
                    (1948). Again, the focus of this Section 3(a)(1) order is on the "predominantly intrastate" requirement.


          In the case of the public utility system to be owned by

the Company following the Mergers, as of December 31, 1995, all of the system's net utility plant and all of its utility

customers would have been located in the State of Texas, while less than 1% of the system's consolidated revenues would have been from operations outside Texas.  These amounts are well

within the existing range of orders issued by the Commission under Section 3(a)(1),<F62> and, indeed are similar to the

           -----------------

          <F62>     See supra note 29.


numbers for the TUC system prior to the Mergers, which system has received a Section 3(a)(1) order from the Commission already.

          Again, the fact that the Mergers will result in a

combination electric utility and gas utility system does not effect the Company's eligibility for a Section 3(a)(1) order as the Commission has on numerous occasions in the past issued such orders to combination exempt holding companies.<F63>  As the

           ------------------

          <F63>     See, e.g., CIPSCO Incorporated, HCAR No. 25152 (Sept.
                    18, 1990); WPL Holdings, Inc., HCAR No. 25096 (May 25,
                    1990).


Commission has noted

          We have recognized in previous cases that exempt holding companies ... are not held to strict compliance with the single-integrated public utility standard of Section 11(b)(1)
          "unless and except" less than full compliance with the standard would be "detrimental to the public interest or the interest of investors or consumers ... the interests sought to be protected from detriment in section 3(a) ... would be appropriately
          protected by effective regulation at the state and local level."<F64>

           ------------------

          <F64>     WPL Holdings, HCAR No. 24590 (Feb. 26, 1988).  See
                    also, In the Matter of Wisconsin Electric Power Co.
                    and Wisconsin Natural Gas Company, HCAR. No. 24267 (Dec. 18, 1986) ("The Commission has for many years granted exemptions under section 3(a)(1) to companies conducting combined gas and electric operations. Competition between the two modes of energy was regarded as 'essentially a question of state policy'").


          As indicated by the Texas regulatory bodies, both

officially and in speeches, the Mergers are not detrimental to the public interest or the interest of consumers.  Moreover, the boards of directors of each company, in exercising their

fiduciary duties and upon the opinion of their financial

advisers, determined that the consideration to be received in the

Mergers is fair to both companies shareholders.  Each set of shareholders must also approve the separate Mergers by a two-

thirds vote in order to consummate the transaction.  Thus, it is clear that the Mergers are not detrimental to the interests of investors.

Item 4    REGULATORY APPROVALS

          Set forth below is a summary of the regulatory

approvals that TUC and ENSERCH have obtained or expect to obtain in connection with the Mergers.

A.   Antitrust

          The HSR Act and the rules and regulations thereunder

provide that certain transactions (including the Mergers) may not be consummated until certain information has been submitted to the DOJ and the FTC; and specified HSR Act waiting period

requirements have been satisfied.  TUC and ENSERCH submitted their respective Notification and Report Forms and all required information to the DOJ and FTC on July 1, 1996.  On July 30,

1996, TUC and ENSERCH received requests for additional

information from the DOJ.  Prior to the expiration of the initial waiting period, the DOJ made a request for additional information with respect to the Mergers, to which the parties each responded.

The DOJ has allowed the extended waiting period to expire,

leaving the parties free of any further regulatory constraints under the HSR statute.

          The expiration of the HSR Act waiting period does not

preclude the Antitrust Division or the FTC from challenging the

Mergers on antitrust grounds; however, the Company believes that the Mergers will not violate Federal antitrust laws.  If the

Mergers are not consummated within twelve months after the

expiration or earlier termination of the initial HSR Act waiting period, TUC and ENSERCH would be required to submit new

information to the Antitrust Division and the FTC, and a new HSR

Act waiting period would have to expire or be earlier terminated before the Mergers could be consummated.

B.   Texas Public Utility Regulation

     The Texas Railroad Commission, which has jurisdiction over gas utilities in the State of Texas, has indicated that it has no opposition to the ENSERCH Merger, that it will rely on existing authority and  resources to protect the public interest and

ratepayers subject to its jurisdiction, including ratepayers who are customers of ENSERCH, and that there is no hindrance under

Texas natural gas utility regulatory law to consummation of the

ENSERCH Merger.  The PUCT does not have jurisdiction over

approval of the Mergers.

C.   Other Federal Regulations

     Other than the approval of the Commission under the Act, no other federal regulatory entity must approve the

Mergers.<F65>   However, under the Merger Agreement,

           -----------------

          <F65>     Although the Company believes that the approval of the
                    Nuclear Regulatory Commission (the "NRC") is not required, TU Electric, as the licensee of a jurisdictional plant, has notified the NRC of the Mergers and the NRC is reviewing the matter.


consummation of the Mergers is conditioned upon consummation of the Distribution, which is itself conditioned upon receipt of a ruling from the Internal Revenue Service (the "IRS") to the

effect that the Distribution will result in no taxable gain to

TUC or ENSERCH of their respective shareholders.  On June 12,

1996, ENSERCH submitted a request for such a ruling from the IRS.



Item 5    PROCEDURES

          The Commission is respectfully requested to issue and

publish not later than November 8, 1996 the requisite notice under Rule 23 with respect to the filing of this Applica-

tion/Declaration, such notice to specify a date not later than

December 3, 1996 by which comments may be entered and a date not later than December 4, 1996 as the date after which an order of the Commission granting and permitting this Application/Declara-

tion to become effective may be entered by the Commission.

          It is submitted that a recommended decision by a

hearing or other responsible officer of the Commission is not needed for approval of the proposed Mergers.  The Division of

Investment Management may assist in the preparation of the

Commission's decision.  There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6    EXHIBITS AND FINANCIAL STATEMENTS

A.   Exhibits

     A-1       Restated Articles of Incorporation of the Company
               (filed as Annex VIII to the Registration Statement on Form S-4 on September 20, 1996 (Registration
               No. 333-12391), and incorporated herein by reference).

     A-2       Bylaws of the Company (filed as Annex IX to the
               Registration Statement on Form S-4 on
               September 20, 1996 (Registration No. 333-12391), and incorporated herein by reference).

     B-1 Amended and Restated Agreement and Plan of Merger (filed as Annex I to the Registration Statement on Form S-4 on September 20, 1996 (Registration No. 333-12391), and incorporated herein by reference).

     C-1       Registration Statement of the Company on Form S-4
               (filed on September 20, 1996 (Registration No.
               333-12391) and incorporated herein by reference).

     C-2       Joint Proxy Statement and Prospectus of TUC and
               ENSERCH (included in Exhibit C-1).

     D-1       Letter of the Railroad Commission of Texas.

     D-2 Affidavit of Robert M. Spann (to be filed by amendment).

     E-1 Map of service areas of TU Electric, SESCO and ENSERCH. (to be filed by amendment).

     F-1       Opinion of counsel (to be filed by amendment).

     F-2 Past-tense opinion of counsel (to be filed by amendment).

     G-1 Opinion of Barr Devlin & Co. Incorporated (filed as Annex III to the Registration Statement on Form S-4 on September 20, 1996 (Registration No. 333-12391), and incorporated herein by reference).

     G-2       Opinion of Morgan Stanley & Co. Incorporated
               (filed as Annex III to the Registration Statement on Form S-4 on September 20, 1996 (Registration
               No. 333-12391), and incorporated herein by reference).

     H-1 Annual Report of TUC on Form 10-K for the year ended December 31, 1995 (filed on March 5, 1996)
               (File No. 1-3591) and incorporated herein by reference).

     H-2 Annual Report of ENSERCH on Form 10-K for the year ended December 31, 1995 (filed on March 27, 1996)
               (File No. 1-3183) and incorporated herein by reference).

     H-3 TUC Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (filed on May 15, 1996) (File
               No. 1-3591) and incorporated herein by reference).

     H-4 ENSERCH Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (filed on May 14,
               1996) (File No. 1-3183) and incorporated herein by reference).

     H-5 TUC Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (Filed on August 8, 1996)
               (File No. 1-3591) and incorporated herein by reference.

     H-6 ENSERCH Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (Filed on August 12,
               1996) (Filed No. 1-3183) and incorporated herein by reference.


B.   Financial Statements

     FS-1 TUC Holding Company Unaudited Pro Forma Condensed Consolidated Balance Sheets as of December 31, 1995 and June 30, 1996 (see Registration Statement on Form S-4 of TUC (Exhibit C-1 hereto) at p. 82-
               83).

     FS-2 TUC Holding Company Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1996 and the six months ended June 30, 1996. (See Registration Statement on Form S-4 of TUC (Exhibit C-1 hereto) at pp. 84-
               85).

     FS-3      TUC Consolidated Balance Sheet as of December 31,
               1995 (see Annual Report of TUC on Form 10-K for the year ended December 31, 1995 (Exhibit H-1 hereto).

     FS-4 TUC Consolidated Statements of Income for its last three fiscal years (see Annual Report of TUC on Form 10-K for the year ended December 31, 1995
               (Exhibit H-1 hereto).

     FS-7      ENSERCH Consolidated Balance Sheet as of
               December 31, 1995 (see Annual Report of ENSERCH on
               Form 10-K for the year ended December 31, 1995
               (Exhibit H-2 hereto).

     FS-8 ENSERCH Consolidated Statement of Income for its last three fiscal years (see Annual Report of ENSERCH on Form 10-K for the year ended
               December 31, 1995 (Exhibit H-2 hereto).

Item 7    INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The Mergers involve neither a "major federal action"

nor "significantly affects the quality of the human environment"

as those terms are used in Section 102(2)(C) of the National

Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The

Commission's declaration of the effectiveness of the Company's

Registration Statement on Form S-4, the expiration of the

applicable waiting period under the HSR Act, Railroad Commission

Review, and Commission approval of this Application/Declaration.

Consummation of the Mergers will not result in changes in the operations of TUC or ENSERCH that would have any impact on the environment.  No federal agency is preparing an environmental impact statement with respect to this matter.

                            SIGNATURE

          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its

behalf by the undersigned thereunto duly authorized.



                              TUC HOLDING COMPANY


                              By: /s/ H. Jarrell Gibbs
                                  Name:  H. Jarrell Gibbs
                                  Title: President


Date:  November 6, 1996